UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐                No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 8, 2020 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers), and, for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (i) the Offering Circular dated October 28, 2019, as supplemented on February 10, 2020, relating to its U.S. $112,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (ii) its Registration Statement on Form F-4 filed with the SEC on July 7, 2020.

Exchange Rates

On September 4, 2020, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 21.5950 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, as of and for the six-months ended June 30, 2020, at an exchange rate of Ps. 22.9715 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on June 30, 2020, and as of and for the year ended December 31, 2019, at an exchange rate of Ps. 18.8452 = U.S. $1.00, which is the exchange rate that the Ministry of Finance and Public Credit instructed us to use on December 31, 2019. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contribution

For the six-month period ended June 30, 2019, the Federal Government of Mexico, which we refer to as the Mexican Government has made equity capital contributions in the amount of Ps. 46.1 billion (U.S. $2.0 billion) to Petróleos Mexicanos. From July 1, 2020 to the date hereof, PEMEX received Ps. 193.0 million in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.

We used these funds to reduce our overall indebtedness, manage the maturity profile of our debt and improve our financial position. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support” in the Form 20-F.

Selected Financial Data

The selected financial data as of December 31, 2019 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2019, we recognized a net loss of Ps. 347.9 billion and had negative equity of Ps. 1,997.2 billion. We had negative working capital of Ps. 211.7 billion during the same period. Cash flows from operating activities were Ps. 85.2 billion for the year ended December 31, 2019. As of and for the six-month period ended June 30, 2020, we recognized a net loss of Ps. 606.6 billion and had negative equity of Ps. 2,531.4 billion. We had negative working capital of Ps. 268.2 billion as of June 30, 2020 and cash flows used in operating activities of Ps. 35.4 billion during the six-months ended June 30, 2020. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them as noted below.

2

We also have substantial debt. This debt was incurred mainly to finance investments needed to carry out our operations. Due to our heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has decreased. In addition, the recent significant crude oil price drop, which started in March 2020, and the negative economic impact as a result of the current global health crisis caused by the COVID-19 pandemic, have negatively impacted our financial performance. During the first six months of 2020, the weighted average Mexican crude oil price was U.S. $23.84 per barrel, a decrease of U.S. $31.79 per barrel as compared to the 2019 weighted average Mexican crude oil export price. As of September 8, 2020, the weighted average Mexican crude oil export price was U.S. $35.50 per barrel. While prices have begun to stabilize, they remain significantly lower than 2014 levels. Any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition.

We believe we have the capacity to comply with our payment obligations and our operating continuity, including our ability to refinance debt; however, our future cash flows are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2020 and from the slow-down of the economy could have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern. We continue operating as a going concern for the reasons described herein, including in our unaudited condensed consolidated interim financial statements. Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18(f) and 20 to our unaudited condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our statement of financial position as of June 30, 2020 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2020. In addition, we include selected financial data from our statement of financial position as of December 31, 2019, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2019 for comparison purposes.

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SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,		June 30,(2)
	2019		2019		2020
	(millions of pesos)
Statement of Comprehensive Income
Net sales	Ps.	1,401,971	Ps.	732,900	Ps.	465,803
Operating income		37,030		113,487		616
Financing income		24,484		7,079		9,252
Financing cost		(132,861)		(61,297)		(81,344)
Derivative financial instruments (cost), net		(18,512)		(4,980)		(30,519)
Foreign exchange gain (loss), net		86,930		52,827		(419,661)
Net (loss)		(347,911)		(88,509)		(606,587)
Statement of Financial Position (end of period)
Cash and cash equivalents		60,622		n.a.		37,261
Total assets		1,918,448		n.a.		1,868,504
Long-term debt(3)		1,738,250		n.a.		2,147,590
Total long-term liabilities(4)		3,363,453		n.a.		3,837,016
Total equity (deficit)		(1,997,208)		n.a.		(2,531,378)
Statement of Cash Flows
Depreciation and amortization		137,187		68,949		64,325
Acquisition of wells, pipelines, properties, plant and equipment(5)		(109,654)		(31,176)		(54,261)

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Long-term debt does not include short-term indebtedness of Ps. 313,884 million (U.S. $13.7 million) as of June 30, 2020.
(4)	Total long-term liabilities does not include short-term liabilities of Ps. 562,865 million (U.S. $24.5 million) as of June 30, 2020.
(5)	Includes capitalized finance cost.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

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Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of June 30, 2020.

	As of June 30, 2020 (1)
	(millions of pesos or U.S. dollars)
Long-term leases(2)	Ps.	69,731	U.S. $	3,036
Long-term external debt		1,963,358		85,469
Long-term domestic debt		184,232		8,020

Total long-term debt(3)		2,147,590		93,489

Total long-term leases and long-term debt		2,217,321		96,525

Certificates of Contribution “A”(4)		524,738		22,843
Mexican Government contributions to Petróleos Mexicanos		43,731		1,904
Legal reserve		1,002		44
Accumulated other comprehensive result		(214,418)		(9,334)
Accumulated deficit from prior years		(2,280,396)		(99,271)
Net (loss)(5)		(606,461)		(26,401)

Total controlling interest		(2,531,804)		(110,215)
Total non-controlling interest		426		19

Total equity (deficit)		(2,531,378)		(110,196)

Total capitalization	Ps.	(314,057)	U.S. $	(13,671)

Note:	Numbers may not total due to rounding.

(1)

Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 22.9715 = U.S. $1.00 as of June 30, 2020. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	Total long-term leases does not include short-term leases of Ps. 6,956 million (U.S. $303.0 million) as of June 30, 2020.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 313,884 million (U.S. $13.7 million) as of June 30, 2020.
(4)	Equity instruments held by the Mexican Government.
(5)	Excluding amounts attributable to non-controlling interests of Ps. 126 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

5

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2019		2020(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	416,531	Ps.	256,982	U.S. $	11,187
Export		311,469		206,401		8,985
Services income		4,899		2,420		106

Total of sales		732,899		465,803		20,278
(Reversal) impairment of wells, pipelines, properties, plant and equipment, net		9,598		(7,925)		(345)
Cost of sales		538,731		396,199		17,247

Gross income		184,570		77,529		3,376
Other revenues		9,137		6,235		271
Other expenses		(3,284)		(1,704)		(76)
Distribution, transportation and sale expenses		11,043		8,568		373
Administrative expenses		65,894		72,875		3,172

Operating income		113,486		617		26
Financing income		7,079		9,252		403
Financing cost		(61,297)		(81,344)		(3,541)
Derivative financial instruments (cost), net		(4,980)		(30,519)		(1,329)
Foreign exchange gain (loss), net		52,827		(419,661)		(18,269)
Loss (profit) sharing in joint ventures and associates		(15)		(811)		(35)

Income (loss) before duties, taxes and other		107,100		(522,466)		(22,745)
Total duties, taxes and other		195,609		84,121		3,661
Net (loss)		(88,509)		(606,587)		(26,406)
Other comprehensive results		(150,094)		25,571		1,112

Total comprehensive (loss)	Ps.	(238,603)	Ps.	(581,016)	U.S. $	(25,294)

Note:	Numbers may not total due to rounding.

(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 22.9715 = U.S. $1.00 at June 30, 2020. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

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Total Sales

Total sales decreased by 36.4% or Ps. 267.1 billion in the first six months of 2020, from Ps. 732.9 billion in the first six months of 2019 to Ps. 465.8 billion in the first six months of 2020, mainly due to a decrease in the sales volume of petroleum products and the weighted average price of Mexican crude oil, as further discussed below (see “Impacts of the COVID-19 Pandemic”).

Domestic Sales

Domestic sales decreased by 38.3% in the first six months of 2020, from Ps. 416.5 billion in the first six months of 2019 to Ps. 257.0 billion in the first six months of 2020, mainly due to decreases in the sales volume of gasoline, diesel, fuel oil and jet fuel. The sales volumes of gasoline, diesel, fuel oil and jet fuel decreased 29.2%, 31.1%, 31.7% and 48.7%, respectively, in the first six months of 2020 as compared to the same period in 2019, as a result of decreased demand, which in turn was primarily the result of the lower economic activity caused by the COVID-19 pandemic. In addition, domestic sales of petroleum products decreased by 42.9% in the first six months of 2020, from Ps. 369.3 billion in the first six months of 2019 to Ps. 210.7 billion in the first six months of 2020, mainly due to a 14.3% decrease in the average price of gasoline, 3.7% decrease in the average price of diesel, 53.7% decrease in the average price of fuel oil and 16.9% decrease in the average price of jet fuel and a drop in the international hydrocarbons and refined products prices.

Domestic sales of natural gas decreased by 38.6% in the first six months of 2020, from Ps. 15.8 billion in the first six months of 2019 to Ps. 9.7 billion in the first six months of 2020, mainly due to a 55.6% decrease in sales volume.

Domestic sales of liquefied petroleum gas decreased by 24.7% in the first six months of 2020, from Ps. 17.8 billion in the first six months of 2019 to Ps. 13.4 billion in the first six months of 2020, mainly as a result of a 21.4% decrease in its average sales price.

Export Sales

Export sales decreased by 33.7% in peso terms in the first six months of 2020 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 311.5 billion in the first six months of 2019 to Ps. 206.4 billion in the first six months of 2020. This decrease was mainly due to a 46.4% decrease in the weighted average Mexican export crude oil price in the first six months of 2020, compared to the first six months of 2019. From January 1 to June 30, 2019, the weighted average Mexican export crude oil price was U.S. $58.73 per barrel, compared to U.S. $31.50 per barrel in the same period of 2020.

Crude oil and condensate sales decreased by 35.1%, from Ps. 228.1 billion in the first six months of 2019 to Ps. 148.0 billion in the first six months of 2020, and in U.S. dollar terms decreased by 7.6%, from U.S. $12.2 billion in the first six months of 2019 to U.S. $6.6 billion in the first six months of 2020. The weighted average price per barrel of crude oil exports in the first six months of 2020 was U.S. $31.50, 46.4% lower than the weighted average price of U.S. $58.73 in the first six months of 2019.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids decreased by 32.4%, from Ps. 19.8 billion in the first six months of 2019 to Ps. 10.6 billion in the first six months of 2020, primarily due to a decrease in the average sales price of fuel oil and naphtha.

For the six-month period ended June 30, 2020, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 21.6170 to U.S. $1.00, compared to Ps. 19.1724 to U.S. $1.00 during the same period of 2019, representing a depreciation of the Mexican peso against the U.S. dollar by Ps. 2.4446 (or 12.8%), which had a favorable effect on our export sales of Ps. 27.7 billion.

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Service Income

Service income decreased by 51.0% in the first six months of 2020, from Ps. 4.9 billion in the first six months of 2019 to Ps. 2.4 billion in the first six months of 2020, mainly as a result of a decrease in transportation services provided by Pemex Industrial Transformation and Pemex Logistics to third parties.

(Reversal) Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net reversal of impairment of wells, pipelines, properties, plant and equipment increased by Ps. 17.5 billion in the first six months of 2020 as compared to the first six months of 2019, from a net impairment of Ps. 9.6 billion as of June 30, 2019 to recognition of a net reversal of impairment of Ps. 7.9 billion as of June 30, 2020. This net reversal of impairment was primarily due to (1) a net reversal of impairment of Ps. 10.6 billion in the cash generating units of Pemex Exploration and Production, mainly due to an increase in the volume production profile of crude oil, which increases future cash flows and the appreciation of the U.S. dollar against the peso and (2) an impairment of Ps. 2.7 billion in the cash generating units of Pemex Industrial Transformation, mainly due to a decrease in production levels at the Madero Refinery and the increase in the discount rates of cash generating units of refined products and gas by 0.24% and 0.21%, respectively, and the increase in the discount rates of cash generating units of petrochemicals and ethylene by 0.05%, and 0.04% respectively, due to the depreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 18.8452 to U.S. $1.00 as of December 31, 2019 to Ps. 22.9715 to U.S. $1.00 as of June 30, 2020, which is used to calculate cash flows when U.S. dollars are taken as reference.

Cost of Sales

Cost of sales decreased by 26.5%, from Ps. 538.7 billion in the first six months of 2019 to Ps. 396.2 billion in the first six months of 2020. This decrease was mainly due to (1) a Ps. 107.4 billion decrease in import purchases, primarily Magna gasoline, premium gasoline, diesel and natural gas, due to decreased demand, which in turn was primarily the result of the lower economic activity caused by the COVID-19 pandemic and a drop in the international hydrocarbons and refined products prices, (2) a Ps. 15.4 billion decrease in taxes and duties on exploration and extraction of hydrocarbons resulting from lower average sales prices in the first six months of 2020 compared to the first six months of 2019 and (3) a decrease of Ps. 27.0 billion in inventory variation and Ps. 4.7 billion in depreciation and amortization of fixed assets. This decrease was partially offset by a Ps. 29.3 billion increase in operating expenses.

General Expenses

Total general expenses (including distribution, transportation and sale expenses and administrative expenses) increased by 5.9%, from Ps. 76.9 billion for the first six months of 2019 to Ps. 81.4 billion for the first six months of 2020, mainly due to an increase in administrative expenses relating to the periodic cost of employee benefits.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps. 2.9 billion in the first six months of 2020, from net revenues of Ps. 9.1 billion in the first six months of 2019 to net revenues of Ps. 6.2 billion in the first six months of 2020. This decrease was mainly due to a decrease of Ps. 2.5 billion in income from insurance recovery as compared to the same period of 2019, partially offset by lower expenses of Ps. 1.5 billion for disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income increased by Ps. 2.2 billion in the first six months of 2020, from Ps. 7.1 billion in the first six months of 2019 to Ps. 9.3 billion in the first six months of 2020. This increase was mainly due to effects from the liability management transactions conducted in 2020.

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Financing Cost

Financing cost increased by Ps.20.0 billion in the first six months of 2020, from Ps. 61.3 billion in the first six months of 2019 to Ps. 81.3 billion in the first six months of 2020, mainly due to an increase in interest expenses in the first six months of 2020 as a result of the effects of depreciation of the peso against the U.S. dollar.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net, increased by Ps. 25.5 billion, from a derivative financial instruments cost of Ps. 5.0 billion in the first six months of 2019 to a derivative financial instruments cost of Ps. 30.5 billion in the first six months of 2020, mainly as a result of the loss of embedded derivatives caused by the variation in the sale price of crude oil and the appreciation of the U.S. dollar against other currencies in which our debt is denominated.

Foreign Exchange Gain (Loss), Net

A substantial portion of our debt (90.3%) as of June 30, 2020 is denominated in foreign currency. Foreign exchange income decreased by Ps. 472.5 billion, from a foreign exchange gain of Ps. 52.8 billion in the first six months of 2019 to a foreign exchange loss of Ps. 419.7 billion in the first six months of 2020, primarily as a result of the depreciation of the peso against the U.S. dollar for the first six months of 2020 as compared to the first six months of 2019. The value of the peso in U.S. dollar terms appreciated by 2.6% from Ps. 19.6829 to U.S. $1.00 as of December 31, 2018 to Ps. 19.1685 to U.S. $1.00 as of June 30, 2019 as compared to a 21.9% depreciation of the peso in U.S. dollar terms from Ps. 18.8452 to U.S. $1.00 as of December 31, 2019 to Ps. 22.9715 to U.S. $1.00 as of June 30, 2020.

Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty) and other duties and taxes paid decreased by 57.0% in the first six months of 2020, from Ps. 195.6 billion in the first six months of 2019 to Ps. 84.1 billion in the first six months of 2020, mainly due to (1) the 46.4% decrease in the weighted average export price of Mexican crude oil, from U.S. $58.73 per barrel in the first six months of 2019 to U.S. $31.50 per barrel in the first six months of 2020, (2) decrease in the applicable tax rate for 2020, which is 58% for 2020 as compared to 65% for 2019 and (3) the application of a tax credit to the Profit-sharing Duty in the amount of Ps. 32.5 billion, which was granted to us by the Mexican government through a presidential decree dated April 21, 2020. Duties and taxes represented 18.1% and 26.7% of total sales in the first six months of 2020 and 2019, respectively.

Net (Loss)

In the first six months of 2020, we had a net loss of Ps. 606.6 billion, as compared to a net loss of Ps. 88.5 billion in the first six months of 2019.

This increase in net loss was mainly the result of (1) a Ps. 267.1 billion decrease in total sales, mainly due to decreases in the sales volume of petroleum products and the weighted average price of Mexican crude oil exports, (2) a Ps. 472.5 billion increase in foreign exchange loss, mainly due to the depreciation of the peso against the U.S. dollar, (3) a Ps. 20.0 billion increase in financing cost and (4) a Ps. 25.5 billion increase in derivative financial instruments cost.

These effects were partially offset by (1) a Ps. 142.5 billion decrease in the cost of sales, mainly due to a decrease in volume of purchases for resale of gasoline, diesel and natural gas imports due to decreased demand which in turn was primarily the result of the lower economic activity caused by the COVID-19 pandemic and a drop in the international hydrocarbons and refined products prices, (2) a Ps. 17.5 billion increase in net reversal of impairment of wells, pipelines, properties, plant and equipment and (3) a Ps. 111.5 billion decrease in taxes and duties, mainly due to a decreases in hydrocarbon production and prices, as well as a decrease in the tax rate for the Profit-sharing Duty and the application of a tax credit in the Profit-sharing Duty pursuant to the presidential decree dated April 21, 2020.

Other Comprehensive Results

In the first six months of 2020, we reported a net loss of Ps. 581.0 billion in other comprehensive results as compared to a loss of Ps. 238.6 billion in the first six months of 2019, mainly due to an increase in the employee benefits reserve as a result of a lower discount rate and expected rate of return on plan assets used in the actuarial computation method from 7.5% at December 31, 2019 to 7.52% at June 30, 2020.

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Changes in the Statement of Financial Position of PEMEX—from December 31, 2019 to June 30, 2020

Assets

Cash and cash equivalents decreased by Ps. 23.4 billion, or 38.5%, in the first six months of 2020, from Ps. 60.6 billion as of December 31, 2019 to Ps. 37.3 billion as of June 30, 2020, mainly due to a decrease in sales, increase in payments to suppliers and contractors and payments on our debt instruments and taxes.

Accounts receivable, net, decreased by Ps. 1.5 billion, or 0.8%, in the first six months of 2020, from Ps. 180.5 billion as of December 31, 2019 to Ps. 179.0 billion as of June 30, 2020, mainly due to a Ps. 23.6 billion decrease in accounts receivable from sales to domestic and export customers, partially offset by a Ps. 22.0 billion increase in other accounts receivable from sundry debtors.

The current portion of our promissory notes increased by Ps. 1.1 billion, or 20.4%, in the first six months of 2020, from Ps. 4.9 billion as of December 31, 2019 to Ps. 6.0 billion as of June 30, 2020, mainly due to the valuation of promissory notes at June 30, 2020.

Wells, pipelines, properties, plant and equipment, net, increased by Ps. 3.9 billion, or 0.3%, in the first six months of 2020 from Ps. 1,211.7 billion as of December 31, 2019 to Ps. 1,215.6 billion as of June 30, 2020, mainly due to (1) Ps. 62.3 billion of acquisitions of wells, pipelines, properties, plant and equipment and (2) the recognition of a reversal of impairment of Ps. 7.9 billion. This increase was partially offset by (1) Ps. 64.3 billion in depreciation and (2) Ps. 2.0 billion of net disposals of wells, pipelines, properties, plant and equipment. See Note 12 to our unaudited condensed consolidated interim financial statements included herein.

Rights of use, net, decreased by Ps. 2.7 billion, or 3.8%, in the first six months of 2020, from Ps. 70.8 billion as of December 31, 2019 to Ps. 68.1 billion as of June 30, 2020, mainly due to the amortization of the period.

Derivative financial instruments increased by Ps. 6.1 billion in the first six months of 2020, from Ps. 11.5 billion as of December 31, 2019 to Ps. 17.6 billion as of June 30, 2020, mainly due to the increase in the fair value of favorable crude oil options, which was partially offset by the negative effect of the fair value of cross-currency swaps caused by the appreciation of the U.S. dollar against most of the currencies for which we are covered.

Liabilities

Total debt, including accrued interest, increased by Ps. 478.3 billion, or 24.1%, from Ps. 1,983.2 billion as of December 31, 2019 to Ps. 2,461.5 billion as of June 30, 2020, mainly due to the impact of the 21.9% depreciation of the peso against the U.S. dollar in the first six months of 2020.

Liabilities to suppliers and contractors decreased by Ps. 55.7 billion, or 26.8%, from Ps. 208.0 billion as of December 31, 2019 to Ps. 152.3 billion as of June 30, 2020, mainly due to payments made in the period.

Taxes and duties payable decreased by Ps. 20.6 billion, or 40.6%, in the first six months of 2020, from Ps. 50.7 billion as of December 31, 2019 to Ps. 30.1 billion as of June 30, 2020, mainly due to a Ps. 16.7 billion decrease in the Profit-sharing Duty.

Derivative financial instruments liabilities increased by Ps. 10.5 billion, or 63.3%, in the first six months of 2020, from Ps. 16.6 billion as of December 31, 2019 to Ps. 27.2 billion as of June 30, 2020. This increase was mainly due to the increase in the fair value of cross-currency swaps caused by the appreciation of the U.S. dollar against most of the currencies for which we are covered.

Employee benefits liabilities increased by Ps. 33.4 billion, or 2.3%, in the first six months of 2020, from Ps. 1,456.8 billion as of December 31, 2019 to Ps. 1,490.2 billion as of June 30, 2020. This increase was mainly due to the decrease in the discount rate and expected rate of return on plan assets used in the actuarial computation method from 7.53% in December 31, 2019 to 7.52% in June 30, 2020.

Leases increased by Ps. 8.6 billion, or 12.6%, in the first six months of 2020, from Ps. 68.1 billion as of December 31, 2019 to Ps. 76.7 billion as of June 30, 2020, mainly due to the impact of the 21.9% depreciation of the peso against the U.S. dollar in the first six months of 2020.

Equity (Deficit), Net

Deficit, net, increased by Ps. 534.2 billion, or 26.7%, from a deficit of Ps. 1,997.2 billion as of December 31, 2019 to a deficit of Ps. 2,531.4 billion as of June 30, 2020. This increase in deficit was mainly due to Ps. 606.6 billion in net loss, partially offset by (1) Ps. 25.6 billion in other comprehensive results, including currency translation effect gain, and (2) a Ps. 46.1 billion increase in Certificates of Contribution “A” from the Mexican Government as of June 30, 2020.

10

Liquidity and Capital Resources

Overview

During the first six months of 2020, our liquidity position was adversely affected mainly due to (1) the increase in short-term debt caused by the depreciation of the peso against de U.S. dollar, (2) the reduction in the value of the inventories derived from the decrease in oil prices in the first half of 2020 compared to oil prices in the same period of 2019 and (3) the increase in other accounts receivable, mainly sundry debtors. This negative impact to our liquidity position was partially offset by (1) a decrease in the balance of accounts payable to suppliers in the first six months of 2020 due to payments made by us, (2) payments made by customers and (3) a decrease in income taxes and duties payable.

Our principal uses of new funds in the first six months of 2020 were primarily the payment of debt maturities due during the same period and strengthening our cash flow through the actions listed below. We met the requirement to pay such debt maturities primarily with cash provided by cash flows from borrowings, which amounted to Ps. 576.4 billion. During the first six months of 2020, our net cash flow used in operating activities amounted to Ps. 35.4 billion and our net cash flow used in investing activities amounted Ps. 62.5 billion, which included cash flow from investing activities of Ps. 247 million and cash flow used in investing activities of Ps. 62.7 billion, mainly used in the acquisition of wells, pipelines, properties, plant and equipment and intangible assets.

For 2020, we had forecasted a 77.5% increase in capital expenditures as compared to the amounts spent on capital expenditures in 2019. Our approved budget for 2020 included a total of Ps. 332.6 billion for capital expenditures, including Ps. 94.1 billion for non-capitalizable maintenance and Ps. 41.3 billion for the construction of our new Dos Bocas refinery, led by PTI Infraestructura de Desarrollo, S.A. de C.V. However, given the recent and ongoing impact of the COVID-19 pandemic on our business and the global economy, on July 14, 2020, the Board of Directors of Petróleos Mexicanos authorized the amendment of the 2020 budget for Petróleos Mexicanos and the subsidiary entities, which considers a decrease in income of Ps. 4.5 billion that is offset by a net decrease in expenses by Ps. 21.0 billion, consisting of (i) a decrease in investment expenditure by Ps. 28.0 billion (including non-capitalizable maintenance), (ii) an increase in operating expense of Ps. 7.0 billion and (iii) an increase in financing cost of Ps. 16.5 billion, such that our budgeted balance sheet target for the 2020 fiscal year has not changed.

11

The following table shows (1) the approved capital expenditures for 2020 of Ps. 197.2 billion, (2) the amendments to the capital expenditures budget of Ps. 43.1 billion, (3) the newly-adopted current capital expenditures budget for 2020 of Ps. 154.1 billion, which is a 38.7% increase over the Ps. 111.1 billion spent in capital expenditures in 2019 and (4) the amount spent in capital expenditures during the first six months of 2020.

	2020 Approved Capital Expenditures Budget		Capital Expenditures Budget Amendment		2020 Amended Capital Expenditures Budget		Capital Expenditures Spending During the First Six Months of 2020
Exploration and Production	Ps.	175,743	Ps.	(53,679)	Ps.	122,064	Ps.	69,711
Industrial Transformation		16,952		11,304		28,256		5,904
Logistics		3,135		58		3,193		1,406
Fertilizers		1,069		(869)		200		132
Corporate		332		43		375		74

Total	Ps.	197,231	Ps.	(43,143)	Ps.	154,088	Ps.	77,226

Note:	Numbers may not total due to rounding.

Our amended capital expenditures budget for fiscal year 2020 is Ps. 154.1 billion. We expect to direct Ps. 122.1 billion, or 79.2%, to exploration and production programs in 2020. This investment in exploration and production activities reflects our focus on maximizing the potential of our hydrocarbon reserves and our most productive projects. As of June 30, 2020, we have applied Ps. 69.7 billion to exploration and production activities. In addition, in 2020 we expect to direct Ps. 28.3 billion, or 18.3%, to our industrial transformation segment, mainly towards our refineries rehabilitation program. As of June 30, 2020, we have applied Ps. 5.9 billion to our industrial transformation activities. We continuously review our capital expenditures portfolio in accordance with our current and future business plans.

Our 2020 budget also includes Ps. 41.3 billion, which is classified as financial investment, rather than capital expenditures, related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, which is developing the construction of the Dos Bocas Refinery.

On April 23, 2020, the Mexican Government published in the Official Gazette of the Federation the Decreto por el que se establecen las medidas de austeridad que deberán observar las dependencias y entidades de la Administración Pública Federal bajo los criterios que en el mismo se indican (Decree establishing the austerity measures to be observed by the dependencies and entities of the Federal Public Administration under the criteria indicated herein). This decree sets forth several actions to face the economic impacts caused by the COVID-19 pandemic. One of these actions is to postpone actions and expenses of the Mexican Government, with the exception of 38 priority programs. The construction of our new refinery in Dos Bocas is considered a priority program, and is therefore not postponed at this time. During the first six months of 2020, works in progress related to the Dos Bocas Refinery, including payments made in advance to contractors, have increased by Ps. 12.3 billion from Ps. 7.7 billion as of December 31, 2020 to Ps. 20.0 billion as of June 30, 2020.

As of June 30, 2020, we owed our suppliers Ps. 152.3 billion, as compared to Ps. 208.0 billion as of December 31, 2019. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities during the next twelve months, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in such period.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 (the Federal Revenue Law for the Fiscal Year 2020) applicable to us as of January 1, 2020 provides for the incurrence of up to Ps. 34.8 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

12

We have a substantial amount of debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Relatively low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations for the six month period ended June 30, 2020, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for the remainder of 2020. We continue to evaluate our capital expenditures needs and opportunities in light of the ongoing COVID-19 pandemic.

As of June 30, 2020, our total indebtedness, including accrued interest, was Ps. 2,461.4 billion (U.S. $107.2 billion), in nominal terms, which represents a 24.1% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps. 1,983.2 billion (U.S. $105.2 billion) as of December 31, 2019. As of June 30, 2020, 24.5% of our existing debt, or Ps. 603.0 billion (U.S. $26.2 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital deteriorated from a negative working capital of Ps. 211.7 billion (U.S. $11.2 billion) as of December 31, 2019 to a negative working capital of Ps. 268.2 billion (U.S. $11.7 billion) as of June 30, 2020. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and refinancing our existing indebtedness. In addition, we are taking actions to improve our financial position, as discussed above.

We currently have a substantial amount of employee benefits liabilities. Benefits to employees were approximately 34% of our total liabilities as of June 30, 2020 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of June 30, 2020, our substantial unfunded reserve for retirement pensions and seniority premiums, is approximately Ps. 1,490.2 billion. For more information on our Employee Benefits and Benefit Pension Plan, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Employee Benefits” and “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Benefit Pension Plan” in the Form 20-F.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden; (2) the total amount of our debt and the ratio of our debt to our proven reserves; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,456.8 billion (U.S. $77.3 billion) as of December 31, 2019; (7) the persistence of our operating expenses notwithstanding declines in oil prices; (8) our rising per barrel lifting costs; (9) the possibility that our budget for capital expenditures will be insufficient to maintain and exploit reserves, particularly given our high investment needs to maintain production and replenish reserves; (10) the possibility that the Mexican Government will not be able to continue providing the support it has provided in recent years; and (11) the involvement of the Mexican Government in our strategy, financing and management. In particular, in light of the recent downturn seen in the oil and gas industry beginning in the first quarter of 2020, certain ratings agencies have expressed concern that we lack flexibility to navigate the downturn and to finance our capital investment needs in the face of low cash flow generation and adverse financing conditions.

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

13

Ratings actions related to us that occurred in 2020 include the following:

•

On March 26, 2020, Standard & Poor’s lowered our credit ratings for foreign currency long term issues and for local currency long term issues from BBB+ and A- to BBB and BBB+, respectively, maintaining a negative credit outlook on a global scale.

•	On April 1, 2020, HR Ratings affirmed our local credit rating at HR AAA with a stable outlook and lowered our global credit ratings to HR BBB+(G) with a negative outlook.

•	On April 3, 2020, Fitch Ratings lowered our credit rating from BB+ to BB in both global local and global foreign currency with a negative outlook.

•	On April 17, 2020, Fitch Ratings lowered our international foreign and local currency long-term ratings from BB to BB-. Fitch Ratings also revised the outlook from negative to stable.

•	On April 17, 2020, Moody’s lowered our credit ratings from Baa3 to Ba2, maintaining a negative credit outlook.

•

On April 21, 2020, Moody’s lowered our credit ratings of our outstanding notes, as well as credit ratings based on our guarantee to A2.mx/Ba2 from Aa3.mx/Baa3. Moody’s also downgraded our short-term local scale rating to MX-2 from MX-1.

These downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Notes 2(b) and 18(f) to our unaudited condensed consolidated interim financial statements included herein, there are certain conditions that have generated important uncertainty and significant doubts concerning our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Notes 2(b) and 18(f) to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2020, net funds used in operating activities totaled Ps. 35.4 billion, as compared to Ps. 1.7 billion in the first six months of 2019. During the first six months of 2020, our net cash flows used in investing activities totaled Ps. 62.5 billion, as compared to Ps. 36.4 billion in the first six months of 2019. During the first six months of 2020, new financings totaled Ps. 576.4 billion and payments of principal and interest totaled Ps. 558.3 billion, as compared to Ps. 420.8 billion and Ps. 478.0 billion, respectively, during the first six months of 2019. During the first six months of 2020, we applied net funds of Ps. 53.2 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 31.2 billion in the first six months of 2019.

As of June 30, 2020 our cash and cash equivalents totaled Ps. 37.3 billion, as compared to Ps. 60.6 billion as of December 31, 2019. See Note 8 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

14

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2020 and December 31, 2019.

	As of
	June 30, 2020		December 31, 2019
	(millions of pesos)
Amounts available under existing credit facilities	Ps.	208,138	Ps.	177,397
Cash and cash equivalents		37,261		60,622

Liquidity	Ps.	245,399	Ps.	238,019

Our lines of credit are fully committed and accordingly available at any time. PEMEX has a total amount of Ps. 208,137.7 million (U.S. $7,450.0 million and Ps. 37,000.0 million) in credit lines in order to provide liquidity, subject to the authorized net indebtedness. As of June 30, 2020, PEMEX has withdrawn U.S. $3,150.0 million (Ps. 72,360.2 million) and Ps. 31,000.0 million from these credit lines and has U.S. $4,300.0 million (Ps. 98,777.5 million) and Ps. 6,000.0 million available. As of September 8, 2020, PEMEX has withdrawn U.S. $5,500 million (Ps. 118,863 million) and Ps. 32,000 million from these credit lines and had available U.S. $1,950 million (Ps. 42,142 million) and Ps. 5,000 million.

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2020 and 2019:

	For the six-month period ended June 30,
	2020		2019
	(millions of pesos)
Net cash flows (used in) operating activities	Ps.	(35,447)	Ps.	(1,705)
Net cash flows (used in) investing activities		(62,466)		(36,418)
Net cash flows from financing activities		58,517		1,795
Effects of foreign exchange on cash balances		16,035		(1,165)

Net (decrease) in cash and cash equivalents	Ps.	(23,361)	Ps.	(37,493)

Note:	Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 7, 2020 to September 8, 2020, Petróleos Mexicanos participated in the following financing activities:

•

On May 26, 2020, Petróleos Mexicanos partially renewed a credit line of U.S. $400,000,000 maturing in May 2020 for U.S. $200,000,000 maturing in 2021, which bears interest at a floating rate linked to the London Interbank Offered Rate (or LIBOR) plus 350 basis points.

•	On June 22, 2020, Petróleos Mexicanos entered into a Ps. 2,000,000,000 term loan due September 2020, which bears interest at a floating rate linked to TIIE plus 230 basis points.

•	On August 24, 2020, Petróleos Mexicanos entered into a U.S. $150,000,000 term loan due August 2022, which bears interest at a floating rate linked to LIBOR plus 425 basis points.

During the period from May 7, 2020 to September 8, 2020, Holdings Holland Services, B.V. (formerly P.M.I. Holdings B.V.), as debtor, obtained U.S. $11,144 million in financing from its revolving credit lines and repaid U.S. $10,821 million. As of May 7, the outstanding amount under these revolving credit lines was U.S. $365 million. As of September 8, 2020, the outstanding amount under these revolving credit lines was U.S. $688 million.

For our financing activities for the period from January 1, 2020 to May 6, 2020, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2020 Financing Activities” in the Form 20-F.

As of June 30, 2020, and as of the date of this report, we were not in default under any of our financing agreements.

15

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2019		2020		Change		%
Operating Highlights
Production
Crude oil (tbpd)		1,674		1,706		32	1.9
Natural gas (mmcfpd)		3,652		3,659		7	0.2
Petroleum products (tbpd)		599		610		11	1.8
Dry gas from plants (mmcfpd)		2,266		2,241		(25)	(1.1)
Natural gas liquids (tbpd)		223		218		(5)	(2.2)
Petrochemicals (tt)		832		766		(66)	(7.9)
Average crude oil exports (tbpd)(1)
Isthmus		n.a.		101.2		101	100.0
Maya		1,149.6		1,041.3		(108)	(9.4)
Total		1,149.6		1,142.5		(7.1)	(0.6)
Value of crude oil exports (value in millions of U.S. dollars)(1)	U.S. $	12,142.6	U.S. $	6,615.1	U.S. $	(5,527.5)	(45.5)
Average PEMEX crude oil export prices per barrel(2)
Isthmus		n.a.	U.S. $	31.31	U.S. $	31.3	100.0
Maya	U.S. $	58.65	U.S. $	32.50	U.S. $	(26.2)	(44.6)

Weighted average price(3)	U.S. $	58.36	U.S. $	31.81	U.S. $	(26.6)	(45.5)
West Texas Intermediate crude oil average price per barrel(4)	U.S. $	57.24	U.S. $	37.47	U.S. $	(19.8)	(34.5)

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)

The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of June 30, 2020.

(2)	Average price during period indicated based on billed amounts.
(3)	On September 8, 2020, the weighted average price of PEMEX’s crude oil export mix was U.S. $35.50 per barrel.
(4)	On September 8, 2020, the West Texas Intermediate crude oil spot price was U.S. $36.76 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

16

Crude oil production increased by 1.9% in the first six months of 2020, from 1,674 thousand barrels per day in the first six months of 2019 to 1,706 thousand barrels per day in the first six months of 2020. This increase was mainly due to:

•

a 4.2% increase in production of heavy crude oil, primarily due to development activities and a deceleration in the decline in field production at certain fields of the Ku-Maloob-Zaap business unit. This increase occurred despite Mexico’s adherence to the OPEC+ agreement to reduce the global crude oil supply in order to help mitigate the decrease in oil prices and demand that has taken place as a result of the COVID-19 pandemic and the suspension of production in some mature fields due to the increase in inventories caused by the closure of ports due to tropical storms Amanda and Cristóbal.

Partially offset by:

•

a 6.7% decrease in production of extra light crude oil, primarily due to a decrease in the production of the Kax, Homol and Xux fields and a natural decline in production and increased fractional water flow of some mature fields.

•	a 4.2% reduction in production of light crude oil, primarily due to a decrease in the production of the Kab, Ayocote and San Ramón fields and a natural decline in production of mature fields.

During the first six months of 2020, natural gas production increased by 0.2%, from 3,652 million cubic feet per day in the first six months of 2019 to 3,659 million cubic feet per day in the same period of 2020. This increase in production was primarily a result of:

•	a 4.4% increase in non-associated gas production, mainly due to an increase in production at certain fields of the Burgos and Veracruz business units and the completion of wells in the Ixachi field.

Partially offset by:

•

a 1.2% decrease in associated gas production, primarily due to the decrease in production of the Cantarell, Crudo Ligero Marino and Tsimín-Xux business units and Mexico’s adherence to the OPEC+ agreement to reduce the global crude oil supply in order to help mitigate the decrease in oil prices and demand that has taken place as a result of the COVID-19 pandemic and the suspension of production due to the increase in inventories caused by the closure of ports due to tropical storms Amada and Cristóbal.

Production of petroleum products increased by 1.8% in the first six months of 2020, from 599 thousand barrels per day in the first six months of 2019 to 610 thousand barrels per day in the first six months of 2020. This increase in production is mainly due to the increase in crude oil process at the Madero refinery of 57.8 thousand barrels per day.

During the first six months of 2020, dry gas production decreased by 1.1%, as compared to the same period of 2019, due to lower gas production in the Cactus Gas Processor Complex.

During the first six months of 2020, natural gas liquids production decreased by 2.2%, as compared to the same period of 2019, as a consequence of a decrease in sour condensate processing at the Cactus Gas Processor Complex.

During the first six months of 2020, the production of petrochemical products decreased by 66 thousand tons, a 7.9% decrease as compared to the first six months of 2019. This decrease is mainly explained by:

•

a 117 thousand ton decrease in the production of ethane derivatives, due to the Swing unit at Morelos Petrochemical Complex’s operational problems, as well as the reduction in the commercialization of monoethylene glycol.

•

a 21 thousand ton decrease in the production of sulfur production. This result was influenced by the lower productions of Cactus and Nuevo Pemex Gas Processor Complexes, due to the shutdown of their sulfur recovery plants for corrective maintenance.

This decrease was partially offset by:

•

a 55 thousand ton increase in the production of other petrochemicals, mainly due to higher carbon dioxide production at the ammonia units in Cosoleacaque Petrochemical Facility, as a result of reactivating production at the facility.

•	a 50 thousand ton increase in the chain of methane derivatives, where the production of ammonia stood at 51 thousand tons, due to the ammonia units being reactivated in February 2020.

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Impacts of the COVID-19 Pandemic

On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. Governments across the world continue to institute measures to address the pandemic, including mandatory quarantines, social distancing guidelines, travel restrictions and declaration of health emergencies. The effects of the COVID-19 pandemic have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives. For more information related to the decline in international crude oil prices and the decrease in the demand of petroleum products, see Note 20 to our unaudited condensed consolidated interim financial statements included herein.

As a result of the COVID-19 pandemic, on March 24, 2020 the Mexican Government, through the Secretaría de Salud (Mexican Ministry of Health), implemented actions to protect against COVID-19. Some of these actions include, among others, issuing directives to avoid places of work, crowded areas, public places or unnecessary social activities during this time. While as of June 1, 2020 the Mexican Government began to lift some of these preventative measures and introduced the use of an epidemiological traffic light that indicates which non-essential activities are permitted based on the color indicated for each state of Mexico, these preventative measures have caused a decrease in demand of certain goods and services, including petroleum products.

Likewise, in line with the recommendations of the WHO and the Ministry of Health, we announced measures to preserve the health of our employees and support the prevention of contagion in our administrative and operational areas, such as limiting our workforce’s access to our facilities, implementing alternating shifts and allowing a portion of our workforce to work remotely. In addition, we have implemented sanitizing measures to disinfect our facilities and the use of thermal cameras and other special equipment to monitor infection risks. Certain of our operations therefore remain active as of the date hereof.

We continue to undertake precautionary measures in response to the COVID-19 pandemic to protect the health and safety of our employees, their families and the local communities. As of September 8, 2020, approximately 8,166 of our employees and persons covered by our medical benefits have been confirmed as having contracted COVID-19, of which approximately 6,394 have recovered and approximately 456 are current active cases. Regrettably, 313 of our employees, 583 of our retired employees, 413 relatives of our employees and seven of our external contractors are confirmed to have passed away as a result of COVID-19.

In order to address the drop in crude oil prices that began in March 2020, on April 12, 2020, the Organization of the Petroleum Exporting Countries (OPEC) and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico agreed, and reduced its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020. During May, June and July 2020 we decreased our crude oil production to 1,676.6, 1,654.7 and 1,647.3 thousand barrels per day, respectively, and during August we increased our crude oil production to 1,668.6 thousand barrels per day. For more information relating to the production agreement, see “Item 3—Risk Factors Related to our Relationship with the Mexican Government—The Mexican Government has entered into agreements with other nations to limit production” and “Item 4—Trade Regulation, Export Agreements and Production Agreements” in the Form 20-F.

On April 21, 2020, the Mexican Government, through a Presidential decree, granted us a reduction in our tax burden equal to Ps. 65.0 billion for 2020, which consists of a fiscal credit applicable to the Profit-sharing Duty up to such amount. This decrease in the Profit-sharing Duty is incremental to the one resulting from the decrease of the rate from 65% to 58% in 2020 in accordance with amendments to the Federal Revenue Law for the Fiscal Year 2020.

As a result of the abrupt reduction in the demand and prices of oil and fuel, we adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing our working capital, in order to ensure our financial strength and resilience of its businesses. The main measures are:

•	reducing our capital expenditures;

•	decreasing operating expenses that do not hazard our operating capabilities;

•	decreasing non-strategic projects and focusing instead on more profitable ones; and

•	developing and implementing alternative financing mechanisms that do not constitute public debt.

For further information regarding these measures, see Note 20 to the unaudited condensed consolidated interim financial statements included herein.

The ongoing effects on our business and our financial performance of the COVID-19 pandemic remain highly uncertain. If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting. For further information regarding the impact of the COVID-19 pandemic on us, see “Item 3—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”, “Item 3—Risk Factors—The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition” and “Item 5—Overview” in the Form 20-F.

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Industrial Transformation

Retail Service Stations

As of June 30, 2020, there were a total of 7,954 Pemex franchise gas stations, a decrease of 7.4% as compared to 8,593 Pemex gas stations as of December 31, 2019. As of June 30, 2020, 7,909 of these Pemex franchise gas stations were privately owned and operated as franchises, a decrease of 7.5% as compared to 8,548 privately-owned franchises as of December 31, 2019, while the remaining 45 were owned by Pemex Industrial Transformation, which was the same as of December 31, 2020. This decrease was mainly due to ongoing increased competition in the open market. In addition, as of June 30, 2020, Pemex Industrial Transformation supplied oil products to 3,336 gas stations outside of the Pemex franchise program, an increase of 11.5% as compared to 2,992 gas stations as of December 31, 2019. As of June 30, 2020, 638 of these gas stations outside the Pemex franchise model operate under a sublicenses of the Pemex brand, an increase of 12.3% as compared to 568 gas stations at December 31, 2019, and 2,698 use third party brands, an increase of 11.3% as compared to 2,424 gas stations at December 31, 2019. For more information regarding our gas stations, see “Item 4—Information on the Company—Industrial Transformation—Refining—Domestic Sales” and Item 4—Information on the Company—International Trading—Gas Stations in the United States” in the Form 20-F.

Legal Proceedings

On December 12, 2017, Pemex Exploration and Production was summoned about an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (SUBSEA 7) related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On July 28, 2020, a final award was issued, which was notified to Pemex Exploration and Production on July 30, 2020. Pemex Exploration and Production was ordered to make certain payments. As of the date of this report, Pemex Exploration and Production is evaluating its next steps in connection with this legal proceeding.

Directors, Senior Management and Employees

Effective as of April 1, 2020, Mr. Jorge Luis Basaldúa Ramos was appointed as Acting Director General of Pemex Industrial Transformation, replacing Mr. Miguel Gerardo Breceda Lapeyre.

Employees

Effective as of August 1, 2020, Petróleos Mexicanos and the Sindicato de Trabajadores de la República Mexicana (the Petroleum Workers’ Union of the Mexican Republic) amended their collective bargaining agreement. The amended agreement provides for a 3.37% increase in wages and a 1.80% increase in benefits, and will regulate their labor relations until July 31, 2021.

Board practices

On June 23, 2020, the Board of Directors of Petróleos Mexicanos approved the creation of a new External Businesses Committee to support its work. The External Businesses Committee is chaired by an independent member of the Board of Directors of Petróleos Mexicanos. The duties of the External Businesses Committee include, among others, recommending corporate strategies based on its analysis of the economic and financial environment of the oil sector and assisting the Board of Directors of Petróleos Mexicanos to issue guidelines, policies, procedures and other provisions related to the operation, surveillance, performance evaluation and monitoring of the operating and business results of the subsidiary companies and those companies in which Pemex or its subsidiary entities participate in its equity. The External Business Committee consists of the following members:

•	Mr. José Eduardo Beltrán Hernández, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the External Business Committee;

•	Mr. Rafael Espino de la Peña, independent member of the Board of Directors of Petróleos Mexicanos;

•	Mr. Juan José Paullada Figueroa, independent member of the Board of Directors of Petróleos Mexicanos;

•	Ms. Norma Rocío Nahle García, member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Arturo Herrera Gutiérrez, member of the Board of Directors of Petróleos Mexicanos.

Subsidiary Companies

In May 2020, our subsidiary company P.M.I. Holdings, B.V. (PMI HBV), shareholder of Hijos de J. Barreras, S.A. (HJ BARRERAS), transferred to Cruise Yacht Yard Co, Ltd, a company belonging to the ship-owner of the ship in construction by HJ BARRERAS, its corporate and economic rights corresponding to its 51% share in HJ BARRERAS (through a usufruct) along with other agreements, in exchange for a total amount of € 5.1 million (Ps. 125.5 million). Hence, PMI HBV no longer controls HJ BARRERAS, and HJ BARRERAS is no longer consolidated in our consolidated financial statements beginning as of May 31, 2020. As of March 31, 2020 and April 30, 2020, HJ BARRERAS’ total assets amounted to Ps. 1,535.5 million and Ps. 1,558.0, respectively, total liabilities amounted to Ps. 3,001.0 million and Ps. 2,945.3 million, respectively, and negative equity (of which 49% was non-controlling interest) amounted to Ps. (1,465.5 million) and Ps. (1,387.3 million), respectively. The amount of negative equity as of April 30, 2020 includes Ps. 224.5 million of losses during the four-month period then ended (of which 49% was non-controlling interest). This transaction resulted in a profit of Ps. 833.0 million in our consolidated results of operations.

19

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED

JUNE 30, 2020 AND 2019

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNDAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(Figures stated in thousands, except as noted)

	Note	June 30, 2020		December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	8,16	Ps.	37,261,081	Ps.	60,621,631
Customers	9,16		65,642,652		89,263,870
Other receivable	9		113,317,991		91,241,811
Inventories	10		54,523,322		82,672,196
Current portion of notes receivable	14		5,992,472		4,909,970
Derivative financial instruments	16		17,579,312		11,496,330
Other current assets	16		346,563		346,563

Total current assets			294,663,393		340,552,371
Non-current assets:
Investments in joint ventures and associates	11,16		17,030,374		14,874,579
Wells, pipelines, properties, plant and equipment, net	12		1,215,646,670		1,211,749,502
Rights of use			68,050,060		70,818,314
Long-term notes receivable, net of current portion	14		120,429,289		122,565,306
Deferred income taxes and duties			129,242,828		136,166,747
Intangible assets, net	13		16,380,900		14,584,524
Other assets	14		7,060,763		7,136,677

Total non-current assets			1,573,840,884		1,577,895,649

Total assets		Ps.	1,868,504,277	Ps.	1,918,448,020

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	15,16	Ps.	313,884,067	Ps.	244,924,185
Short-term leases	16		6,955,519		5,847,085
Suppliers			152,291,600		208,034,407
Income taxes and duties payable			30,053,272		50,692,629
Accounts and accrued expenses payable	16		32,484,985		26,055,151
Derivative financial instruments	16		27,196,030		16,650,171

Total current liabilities			562,865,473		552,203,628

Long-term liabilities:
Long-term debt, net of current portion	15,16		2,147,590,130		1,738,249,903
Long-term leases, net of current portion	16		69,731,445		62,301,542
Employee benefits			1,490,167,666		1,456,815,367
Provisions for sundry creditors	17,19		119,135,006		98,011,908
Other liabilities			6,898,212		4,397,299
Deferred income taxes and duties			3,493,848		3,676,735

Total long-term liabilities			3,837,016,307		3,363,452,754

Total liabilities		Ps.	4,399,881,780	Ps.	3,915,656,382

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	18	Ps.	524,738,447	Ps.	478,675,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(214,417,791)		(240,078,590)
Accumulated deficit:
From prior years			(2,280,396,147)		(1,933,106,785)
Net loss for the period			(606,461,210)		(347,289,362)

Total controlling interest			(2,531,803,980)		(1,997,066,569)
Total non-controlling interest			426,477		(141,793)

Total equity (deficit)		Ps.	(2,531,377,503)	Ps.	(1,997,208,362)

Total liabilities and equity (deficit)		Ps.	1,868,504,277	Ps.	1,918,448,020

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Figures stated in thousands, except as noted)

	Note	2020		2019
Net sales:
Domestic		Ps.	256,981,527	Ps.	416,531,433
Export			206,401,422		311,469,108
Services income			2,420,226		4,899,280

Total of sales	7		465,803,175		732,899,821
(Reversal) impairment of wells, pipelines, properties, plant and equipment, net	12		(7,924,576)		9,598,041
Cost of sales			396,199,258		538,730,728

Gross income			77,528,493		184,571,052
Other revenues			6,234,886		9,137,329
Other expenses			(1,704,077)		(3,283,624)
Distribution, transportation and sale expenses			8,568,416		11,043,340
Administrative expenses			72,875,246		65,894,070

Operating income			615,640		113,487,347

Financing income			9,252,136		7,078,792
Financing (cost)			(81,343,504)		(61,297,474)
Derivative financial instruments (cost), net	16		(30,518,575)		(4,980,405)
Foreign exchange (loss) gain, net			(419,660,915)		52,826,948

Sum of financing (costs) net, derivative instruments (cost) net and foreign exchange (loss) gains, net			(522,270,858)		(6,372,139)
(Loss) sharing in joint ventures and associates	11		(810,624)		(15,145)

(Loss) income before duties, taxes and other			(522,465,842)		107,100,063

Profit sharing duty, net(1)			72,310,729		194,281,715
Income tax expense			11,810,752		1,327,501

Total duties, taxes and other			84,121,481		195,609,216

Net (loss)			(606,587,323)		(88,509,153)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			25,625,590		(1,125,842)
Items that will not be reclassified subsequently to profit or loss:
Actuarial losses - employee benefits, net of taxes	18		(54,156)		(148,968,102)

Total other comprehensive results			25,571,434		(150,093,944)

Total comprehensive (loss)			(581,015,889)		(238,603,097)

Net loss attributable to:
Controlling interest			(606,461,210)		(88,405,384)
Non-controlling interest			(126,113)		(103,769)

Net (loss)			(606,587,323)		(88,509,153)

Other comprehensive results attributable to:
Controlling interest			25,660,799		(150,090,995)
Non-controlling interest			(89,365)		(2,949)

Total other comprehensive results			25,571,434		(150,093,944)

Comprehensive (loss) income:
Controlling interest			(580,800,411)		(238,496,379)
Non-controlling interest			(215,478)		(106,718)

Total comprehensive (loss)		Ps.	(581,015,889)	Ps.	(238,603,097)

(1)

The applicable rate of the Derecho por la Utilidad Compartida (Profit-sharing Duty, or “DUC”) was 65.00% for fiscal year 2019. The applicable rate of the Profit-sharing Duty was reduced to 58.00% for fiscal year 2020. For a further description of the Profit-sharing Duty, see Note 20-B.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Figures stated in thousands, except as noted)

	Note	2020		2019
Net sales:
Domestic		Ps.	99,199,107	Ps.	217,572,856
Export			81,260,836		156,249,631
Services income			1,233,118		2,825,836

Total of sales	7		181,693,061		376,648,323
Impairment of wells, pipelines, properties, plant and equipment, net			18,391,590		4,443,095
Cost of sales			153,139,702		282,075,999

Gross income			10,161,769		90,129,229
Other revenues			3,354,345		3,813,128
Other expenses			46,080		(2,004,649)
Distribution, transportation and sale expenses			5,174,677		5,540,874
Administrative expenses			37,972,304		33,610,482

Operating (loss) income			(29,584,787)		52,786,352

Financing income			3,553,559		3,177,496
Financing (cost)			(38,713,856)		(31,442,498)
Derivative financial instruments (cost) income, net			(4,592,739)		3,241,594
Foreign exchange(loss) gain, net			49,545,434		22,415,370

Sum of financing (costs) net, derivative instruments (cost) income, net and foreign exchange gains, net			9,792,398		(2,608,038)
(Loss) profit sharing in joint ventures and associates	11		(919,067)		196,484

(Loss) income before duties, taxes and other			(20,711,456)		50,374,798

Profit sharing duty, net(1)			14,747,723		103,904,515
Income tax expense (benefit)			8,877,522		(739,820)

Total duties, taxes and other			23,625,245		103,164,695

Net (loss)			(44,336,701)		(52,789,897)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			(3,111,539)		(1,125,842)
Items that will not be reclassified subsequently to profit or loss:
Actuarial losses - employee benefits, net of taxes			(191,178,079)		(149,554,576)

Total other comprehensive results			(194,289,618)		(150,680,418)

Total comprehensive (loss)			(238,626,319)		(203,470,315)

Net loss attributable to:
Controlling interest			(44,331,120)		(52,666,761)
Non-controlling interest			(5,581)		(123,136)

Net (loss)			(44,336,701)		(52,789,897)

Other comprehensive results attributable to:
Controlling interest			(194,221,795)		(150,679,438)
Non-controlling interest			(67,823)		(980)

Total other comprehensive results		Ps.	(194,289,618)	Ps.	(150,680,418)

Comprehensive (loss) income:
Controlling interest			(238,552,915)		(203,346,199)
Non-controlling interest			(73,404)		(124,116)

Total comprehensive (loss)		Ps.	(238,626,319)	Ps.	(203,470,315)

(1)

The applicable rate of the Derecho por la Utilidad Compartida (Profit-sharing Duty, or “DUC”) was 65.00% for fiscal year 2019. The applicable rate of the Profit-sharing Duty was reduced to 58.00% for fiscal year 2020. For a further description of the Profit-sharing Duty, see Note 20-B.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2020 AND 2019

(Figures stated in thousands, except as noted)

	Controlling interest
							Accumulated other comprehensive income (loss)				Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect		For the period		From prior years		Total		Non-controlling interest		Total Equity (deficit), net
Balances as of December 31, 2018	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	45,920,227	Ps.	26,026,840	Ps.	(180,374,350)	Ps.	(1,752,732,435)	Ps.	(1,459,882,550)	Ps.	477,118	Ps.	(1,459,405,432)

Transfer to accumulated deficit		—		—		—		—		—		180,374,350		(180,374,350)		—		—		—
Increase in Mexican Government contributions		25,000,000		—		—		—		—		—		—		25,000,000		—		25,000,000
Total comprehensive (loss) income								(1,122,892)		(148,968,103)		(88,405,384)				(238,496,379)		(106,718)		(238,603,097)

Balances as of June 30, 2019		381,544,447		43,730,591		1,002,130		44,797,335		(122,941,263)		(88,405,384)		(1,933,106,785)		(1,673,378,929)		370,400		(1,673,008,529)

Balances as of December 31, 2019	Ps.	478,675,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	43,229,070	Ps.	(283,307,660)	Ps.	(347,289,362)	Ps.	(1,933,106,785)	Ps.	(1,997,066,569)	Ps.	(141,793)	Ps.	(1,997,208,362)

Transfer to accumulated deficit		—		—		—		—		—		347,289,362		(347,289,362)		—		—		—
Increase in Mexican Government contributions		46,063,000		—		—		—		—		—		—		46,063,000		—		46,063,000
Non-controlling divestment		—		—		—		—		—		—		—		—		783,749		783,749
Total comprehensive (loss) income		—		—		—		25,714,955		(54,156)		(606,461,210)		—		(580,800,411)		(215,479)		(581,015,890)

Balances as of June 30, 2020	Ps.	524,738,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	68,944,025	Ps.	(283,361,816)	Ps.	(606,461,210)	Ps.	(2,280,396,147)	Ps.	(2,531,803,980)	Ps.	426,477	Ps.	(2,531,377,503)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Figures stated in thousands, except as noted)

	2020		2019
Operating activities
Net (loss)	Ps.	(606,587,323)	Ps.	(88,509,153)
Items related to investment activities
Income taxes and duties		84,121,480		195,609,216
Depreciation and amortization		64,324,775		68,949,085
Amortization of intangible assets		190,744		247,623
(Reversal) impairment of wells, pipelines, properties, plant and equipment		(7,924,576)		9,598,041
Exploration costs		4,258,607		10,923,058
Unsuccessful wells		3,237,076		—
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		2,043,837		1,015,830
Depreciation of rights of use		3,691,546		3,445,117
Unrealized foreign exchange loss (income) of reserve for plugging of wells		1,770,407		(19,016)
Gains on disposal of subsidiary		(833,180)		—
(Loss) profit sharing in joint ventures and associates		810,624		15,145
Items related to financing activities
Unrealized foreign exchange (income) loss		397,694,574		(49,284,580)
Interest expense		81,343,504		61,297,474
Interest income		(3,966,492)		(7,078,792)

		24,175,603		206,209,048
Income taxes and duties paid		(68,057,759)		(186,083,692)
Derivative financial instruments		4,462,877		3,282,315
Accounts receivable		1,545,038		(14,789,978)
Inventories		28,148,874		7,920,584
Accounts payable and accrued expenses		6,429,833		(268,753)
Suppliers		(55,742,807)		(20,787,711)
Provisions for sundry creditors		20,255,055		(2,454,544)
Employee benefits		33,298,143		36,250,145
Other taxes and duties		(29,962,047)		(30,982,232)

Net cash flows (used in) operating activities		(35,447,190)		(1,704,818)

Investing activities
Other notes receivable		36,338		2,105,364
Interest received		—		686,407
Resources from the transfer of shares		134,716		—
Other assets		75,914		2,011,641
Acquisition of wells, pipelines, properties, plant and equipment		(54,261,437)		(31,175,521)
Intangible assets		(8,451,176)		(10,046,068)

Net cash flows (used in) investing activities		(62,465,645)		(36,418,177)

Cash deficit before financing activities		(97,912,835)		(38,122,995)
Financing activities
Increase in equity due to Certificates of Contribution “A”		46,063,000		25,000,000
Long-term receivables from the Mexican Government		4,080,544		32,311,967
Interest received for long-term receivable from the Mexican Government		903,126		6,392,385
Lease payments		(6,159,671)		(4,667,700)
Loans obtained from financial institutions		576,365,276		420,752,134
Debt payments, principal only		(494,855,903)		(416,298,379)
Interest paid		(67,879,184)		(61,695,322)

Net cash flows from financing activities		58,517,188		1,795,085

Net (decrease) in cash and cash equivalents		(39,395,647)		(36,327,910)
Effects of foreign exchange on cash balances		16,035,097		(1,165,283)
Cash and cash equivalents at the beginning of the period		60,621,631		81,912,409

Cash and cash equivalents at the end of the period (Note 8)	Ps.	37,261,081	Ps.	44,419,216

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”). In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics) and Pemex Fertilizantes (Pemex Fertilizers) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos. Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities. Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation. The Board of Directors of Petróleos Mexicanos also approved the creation of the following Subsidiary Entities: Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logistics, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizers and Pemex Etileno (Pemex Ethylene) (the “Corporate Reorganization”).

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Official Gazette of the Federation and became effective on July 27, 2018. Pemex Industrial Transformation is subrogated in any obligation contracted or right acquired previously, in Mexico and abroad, by Pemex Cogeneration and Services that was in force on July 27, 2018.

On June 24, 2019, the Board of Directors of Petróleos Mexicanos approved the merger of Pemex Exploration and Production and Pemex Drilling and Services, as well as the merger of Pemex Industrial Transformation and Pemex Ethylene, both became effective on July 1, 2019. Pemex Exploration and Production and Pemex Industrial Transformation will remain as merging companies and Pemex Drilling and Services and Pemex Ethylene will become extinct as merged companies.

On June 28, 2019, modifications to the Creation Resolutions of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers, which came into effect on July 1, 2019, were published in the Official Gazette of the Federation.

On July 30, 2019, the Declarations of Extinction of Pemex Drilling and Services and Pemex Ethylene, respectively, resulting from their merger with Pemex Exploration and Production and Pemex Industrial Transformation, respectively, issued by the Board of Directors of Petróleos Mexicanos and effective on July 1, 2019, were published in the Official Gazette of the Federation.

The Subsidiary Entities, and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells.

•

Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others.

•

Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION

Authorization –

On September 8, 2020, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

Statement of compliance –

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2020 and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2019. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations. These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

A. Basis of accounting

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

Item	Basis of measurement
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

B. Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note 18).

C. Functional and reporting currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos.

ii.

Employee benefits provision was approximately 34% and 37% of PEMEX’s total liabilities as of each of June 30, 2020 and December 31, 2019, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

D. Use of judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying Pemex’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

i.	Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as at and for the year ended December 31, 2019. PEMEX has not early adopted new or amended standards in preparing these unaudited condensed consolidated interim financial statements.

NOTE 4. STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, PEMEX has not early adopted any of the forthcoming new or amended standards in preparing these condensed consolidated interim financial statements.

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2020 and December 31, 2019, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers. Former Subsidiary Entities Pemex Drilling and Services and Pemex Ethylene were also consolidated in these financial statements until June 30, 2019 (see Note 1).

As of June 30, 2020 and December 31, 2019, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (“PEP DAC”) (v)

•	P.M.I. Services, B.V. (“PMI SHO”) (i)(iv)

•	P.M.I. Holdings, B.V. (“PMI HBV”) (i)

•	P.M.I. Trading DAC (“PMI Trading”) (i)

•	P.M.I. Holdings Petróleos España, S. L. (“HPE”) (i)

•	P.M.I. Services North America, Inc. (“PMI SUS”) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (“PMI NASA”) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (“PMI CIM”) (i)(ii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (“SANMA”)

•	Pro-Agroindustria, S. A. de C. V. (“AGRO”)

•	P.T.I. Infraestructura de Desarrollo, S. A. de C. V. (“PTI ID”)(iii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (“PMI CT”) (i)(v)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (“PMI TG”) (i)(v)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (“PMI SP”) (i)

•	P.M.I. Midstream del Centro, S. A. de C. V. (“PMI MC”) (i)

•	PEMEX Procurement International, Inc. (“PPI”)

•	Hijos de J. Barreras, S. A. (“HJ BARRERAS”) (ii) (vi)

•	PEMEX Finance, Ltd. (“FIN”)

•	Mex Gas Internacional, S. L. (“MGAS”)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (“PDII”)

•	Kot Insurance Company, AG. (“KOT”)

•	PPQ Cadena Productiva, S.L. (“PPQCP”)

•	III Servicios, S. A. de C. V. (“III Servicios”)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)

•	PMX Fertilizantes Holding, S.A de C.V. (“PMX FH”)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”)

•	Grupo Fertinal (“GP FER”)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)

•	P.M.I. Trading Mexico, S.A. de C.V. (“TRDMX”) (i)

•	Holdings Holanda Services, B.V. (“HHS”)

i.	Member Company of the “PMI Subsidiaries”.
ii.	Non-controlling interest company.
iii.	Formerly PMI Infraestructura de Desarrollo, S.A. de C.V. until March 2019. On May 30, 2019 these shares were transferred to Pemex Industrial Transformation.
iv.	This company was liquidated in 2019.
v.	These companies were merged into PMI NASA during the first quarter of 2020.
vi.	As of May, 2020, this company is not included in the consolidation.

NOTE 6. Segment financial information

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of June 30, 2020, PEMEX’s operations were conducted through six business segments: Exploration and Production, Industrial Transformation, Logistics, Fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Until June 30, 2019, PEMEX’s operations were also conducted through the additional two business segments: Drilling and Services (merged into Pemex Exploration and Production as of July 1, 2019, see Note 1) and Ethylene (merged into Pemex Industrial Transformation as of July 1, 2019, see Note 1). Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 18 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

•

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•

The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

•	The drilling segment receives income from drilling services, and servicing and repairing wells. This entity was merged into Pemex Exploration and Production on July 1, 2019 (see Note 1).

•

The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market. This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. The columns before intersegment eliminations include unconsolidated figures. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the six-month period ended June 30, 2020	Exploration and Production		Industrial Transformation	Logistics	Fertilizers	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	140,600,291	246,142,478	—	902,409	71,666,720	4,071,051	—	463,382,949
Intersegment		109,739,595	36,958,735	43,755,291	342,736	146,707,221	60,486,083	(397,989,661)	—
Services income		65,632	60,017	2,219,276	471	47,722	27,108	—	2,420,226
(Impairment) reversal of wells pipelines, properties, plant and equipment, net		(10,633,701)	2,709,125	—	—	—	—	—	(7,924,576)
Cost of sales		168,268,001	324,445,509	19,184,795	1,718,684	214,808,734	14,197,416	(346,423,881)	396,199,258

Gross income (loss)		92,771,218	(43,993,404)	26,789,772	(473,068)	3,612,929	50,386,826	(51,565,780)	77,528,493
Other revenue		609,026	1,943,046	143,572	8,782	261,585	3,268,875	—	6,234,886
Other expenses		(1,558,017)	(51,876)	(10,339)	6,326	(163,863)	(129,705)	203,397	(1,704,077)
Distribution, transportation and sales expenses		81,187	9,500,371	81,861	204,212	597,693	142,619	(2,039,527)	8,568,416
Administrative expenses		43,554,497	28,966,154	9,041,895	603,024	1,045,114	38,979,264	(49,314,702)	72,875,246

Operating income (loss)		48,186,543	(80,568,759)	17,799,249	(1,265,196)	2,067,844	14,404,113	(8,154)	615,640
Financing income		37,023,438	129,684	1,236,074	130,008	159,966	91,989,346	(121,416,380)	9,252,136
Financing cost		(80,832,089)	(5,387,771)	(198,591)	(412,407)	(430,597)	(115,506,582)	121,424,533	(81,343,504)
Derivative financial instruments (cost) income, net		(29,377,384)	(12,805)	—	—	(592,059)	(536,327)	—	(30,518,575)
Foreign exchange (loss) income, net		(369,425,793)	(27,589,712)	(780,239)	(316,184)	(647,165)	(20,901,822)	—	(419,660,915)
Profit (loss) sharing in joint ventures and associates		2,325	565,072	(1,152)	(3,271,756)	(1,047,613)	(583,346,129)	586,288,629	(810,624)
Taxes, duties and other		72,310,729	—	4,442,883	—	4,394,878	2,972,991	—	84,121,481

Net (loss) income	Ps.	(466,733,689)	(112,864,291)	13,612,458	(5,135,535)	(4,884,502)	(616,870,392)	586,288,628	(606,587,323)

Total current assets		950,698,400	128,588,409	8,029,413	133,604,790	117,541,969	865,029,183	(1,908,828,771)	294,663,393
Total non-current assets		763,623,170	393,320,963	3,303,103	156,032,811	48,591,499	871,553,065	(662,583,727)	1,573,840,884
Total current liabilities		386,991,882	295,081,147	14,531,641	27,009,248	77,635,378	1,667,499,324	(1,905,883,147)	562,865,473
Total non-current liabilities		2,643,771,581	703,664,972	6,488,779	82,365,495	2,711,596	2,497,808,346	(2,099,794,462)	3,837,016,307
Equity (deficit), net		(1,316,441,893)	(476,836,747)	(9,687,904)	180,262,858	85,786,494	(2,428,725,422)	1,434,265,111	(2,531,377,503)
Depreciation and amortization		50,491,080	9,832,841	2,894,992	(168,485)	158,778	1,115,569	—	64,324,775
Depreciation of rights of use		163,778	2,456,484	110,008	17,758	576,304	367,214	—	3,691,546
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		17,895,613	25,615,958	331,646	4,217,840	—	16,377,306	—	64,438,363

As of/for the three-month period ended June 30, 2020	Exploration and Production		Industrial Transformation	Logistics	Fertilizers	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	50,026,945	93,359,137	—	215,188	34,454,780	2,403,893	—	180,459,943
Intersegment		44,080,306	16,843,757	21,153,047	167,768	41,301,527	38,398,713	(161,945,118)	—
Services income		47,065	31,623	1,057,687	263	26,002	70,478	—	1,233,118
(Impairment) reversal of wells pipelines, properties, plant and equipment, net		11,339,187	7,054,769	—	—	(2,366)	—	—	18,391,590
Cost of sales		81,839,627	113,121,983	10,829,157	503,317	66,646,434	4,716,582	(124,517,398)	153,139,702

Gross income (loss)		975,502	(9,942,235)	11,381,577	(120,098)	9,138,241	36,156,502	(37,427,720)	10,161,769
Other revenue		469,813	573,364	114,915	3,066	104,799	2,088,388	0	3,354,345
Other expenses		248,412	(2,562)	(1,892)	54	(132,053)	3,334	(69,213)	46,080
Distribution, transportation and sales expenses		37,445	5,984,216	(36,315)	151,740	305,232	76,675	(1,344,316)	5,174,677
Administrative expenses		29,204,734	17,301,525	6,067,358	443,731	516,893	20,586,668	(36,148,605)	37,972,304

Operating income (loss)		(27,548,452)	(32,657,174)	5,463,557	(712,449)	8,288,862	17,584,881	(4,012)	(29,584,787)
Financing income		16,539,597	58,242	672,494	67,163	75,217	40,877,726	(54,736,880)	3,553,559
Financing cost		(36,108,418)	(3,147,253)	(128,838)	(210,044)	(149,676)	(53,710,522)	54,740,895	(38,713,856)
Derivative financial instruments (cost) income, net		7,974,050	7,172	—	—	(2,613,030)	(9,960,931)	—	(4,592,739)
Foreign exchange (loss) income, net		43,946,023	2,772,454	289,687	(71,773)	(75,472)	2,684,515	—	49,545,434
Profit (loss) sharing in joint ventures and associates		178	132,517	(6,621)	(33,925)	542,203	(36,829,544)	35,276,125	(919,067)
Taxes, duties and other		14,768,900	—	3,410,564	—	2,538,280	2,907,501	—	23,625,245

Net (loss) income	Ps.	(9,965,922)	(32,834,042)	2,879,715	(961,028)	3,529,824	(42,261,376)	35,276,128	(44,336,701)

Depreciation and amortization		23,075,460	5,131,089	1,456,697	(82,759)	79,407	552,681	—	30,212,575
Depreciation of rights of use		(57,421)	1,217,162	84,093	17,758	251,880	186,527	—	1,699,999
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		9,539,926	12,487,336	271,371	4,213,958	—	9,839,376	—	36,351,967

As of/ for the period ended June 30, 2019	Exploration And Production	Industrial Transformation	Drilling and Services(1)	Logistics	Fertilizers	Ethylene(2)	Trading companies	Corporate and other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps. 214,860,711	407,561,704	—	—	1,053,271	5,254,234	94,007,123	5,263,498	—	728,000,541
Intersegment	166,241,281	68,180,716	2,758,454	43,660,666	292,112	722,992	252,311,975	47,721,889	(581,890,085)	—
Services income	375,672	508,418	20,755	2,370,633	690	3,690	28,106	1,591,316	—	4,899,280
Impairment (reversal) of wells, pipelines, properties, plants and equipment	50,867,433	(1,506,747)	—	(39,762,645)	—	—	—	—	—	9,598,041
Cost of sales	209,909,177	492,312,212	(1,918,085)	14,276,285	1,937,870	7,977,771	338,240,136	25,867,528	(549,872,166)	538,730,728

Gross income (loss)	120,701,054	(14,554,627)	4,697,294	71,517,659	(591,797)	(1,996,855)	8,107,068	28,709,175	(32,017,919)	184,571,052
Other revenue	4,177,603	1,781,212	30,949	110,419	5,907	77,625	781,979	2,379,998	(208,363)	9,137,329
Other expenses	(3,456,336)	(261,862)	(45,784)	(2,216,602)	(406)	—	—	(44,311)	2,741,677	(3,283,624)
Distribution, transportation and sales expenses	125,858	12,286,678		24,654	177,428	126,064	634,632	41,833	(2,373,807)	11,043,340
Administration expenses	28,356,378	25,324,176	282,524	3,732,200	288,990	585,069	930,345	33,891,353	(27,496,965)	65,894,070

Operating income	92,940,085	(50,646,131)	4,399,935	65,654,622	(1,052,714)	(2,630,363)	7,324,070	(2,888,324)	386,167	113,487,347
Financing cost	(61,831,792)	(2,994,636)	(386,894)	(277,517)	(361,244)	(185,433)	(486,460)	(93,245,244)	98,471,746	(61,297,474)
Financing income	36,589,463	1,186,966	248,966	137,788	1,655	14,090	433,616	67,324,160	(98,857,912)	7,078,792
Derivative financial instruments (cost) income, net	(427,166)	(7,061)	—	—	—	—	(1,456,548)	(3,089,630)	—	(4,980,405)
Foreign exchange (loss) income, net	47,969,698	1,819,036	95,658	135,322	60,910	(35,843)	(213,525)	2,995,692	—	52,826,948
Profit (loss) sharing in joint ventures and associates	41,331	—	—	(102)	—	—	(108,214)	(53,342,055)	53,393,895	(15,145)
Tax, duties and other	194,281,715	—	1,498,122	(5,494,811)	—	(1,446,202)	2,899,303	3,871,089	—	195,609,216

Net (loss) income	Ps. (79,000,096)	(50,641,826)	2,859,543	71,144,924	(1,351,393)	(1,391,347)	2,593,636	(86,116,490)	53,393,896	(88,509,153)

Total current assets	967,734,659	222,703,602	15,846,334	22,879,138	2,127,621	6,799,708	132,255,235	668,148,692	(1,712,968,910)	325,526,079
Total non-current assets	935,557,210	331,434,730	14,291,528	148,963,481	5,138,450	19,053,127	29,749,054	1,316,919,655	(1,105,366,931)	1,695,740,304
Total current liabilities	303,323,840	173,800,102	3,442,918	16,907,758	10,705,427	7,618,928	90,725,027	1,605,559,155	(1,711,107,940)	500,975,215
Total non-current liabilities	2,180,626,808	668,180,754	10,810,759	9,514,181	767,250	399,829	4,080,484	2,026,194,414	(1,707,274,782)	3,193,299,697
Equity (deficit), net	(580,658,779)	(287,842,524)	15,884,185	145,420,680	(4,206,606)	17,834,078	67,198,778	(1,646,685,222)	600,046,881	(1,673,008,529)
Depreciation and amortization	57,460,798	8,025,719	288,560	1,602,387	(150,391)	607,016	45,014	1,069,982	—	68,949,085
Depreciation of rights of use	105,630	2,266,720	81,076	174,567	19,731	70,683	387,070	339,640	—	3,445,117
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	17,715,563	27,653,924	13,642	142,656	9,563	9,801	—	13,698,544	—	59,243,693

(1)

This company was merged on July 1, 2019. All operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (See Note 1). Therefore, these amounts are not comparable with 2020 figures.

(2)

This company was merged on July 1, 2019. All operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (See Note 1). Therefore, these amounts are not comparable with 2020 figures.

As of/ for the three-month period ended June 30, 2019	Exploration And Production	Industrial Transformation	Drilling and Services(1)	Logistics	Fertilizers	Ethylene(2)	Trading companies	Corporate and other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps. 107,045,519	213,087,765	—	—	142,843	2,700,700	47,965,230	2,880,430	—	373,822,487
Intersegment	86,769,355	35,877,615	988,780	22,014,120	176,909	350,628	135,503,344	23,837,512	(305,518,263)	—
Services income	351,370	364,241	458	1,231,465	93	2,382	15,318	860,509	—	2,825,836
Impairment (reversal) of wells, pipelines, properties, plants and equipment	33,997,125	1,025,658	—	(30,579,688)	—	—	—	—	—	4,443,095
Cost of sales	114,822,750	252,398,009	(1,704,256)	6,110,536	664,543	3,865,594	181,750,667	13,557,285	(289,389,129)	282,075,999

Gross income (loss)	45,346,369	(4,094,046)	2,693,494	47,714,737	(344,698)	(811,884)	1,733,225	14,021,166	(16,129,134)	90,129,229
Other revenue	1,012,720	1,273,957	23,458	6,406	5,721	48,242	354,887	981,932	105,805	3,813,128
Other expenses	(2,584,977)	684,294	(32,973)	(1,530,542)	(5)	—	—	196,642	1,262,912	(2,004,649)
Distribution, transportation and sales expenses	69,224	6,510,960	—	15,453	84,125	62,997	298,504	19,871	(1,520,260)	5,540,874
Administration expenses	14,148,822	13,045,136	112,487	1,698,837	138,311	232,554	355,234	17,343,439	(13,464,338)	33,610,482

Operating income	29,556,066	(21,691,891)	2,571,492	44,476,310	(561,418)	(1,059,193)	1,434,374	(2,163,569)	224,181	52,786,352
Financing income	18,224,325	695,508	128,280	88,716	851	6,661	227,995	33,247,323	(49,442,163)	3,177,496
Financing cost	(30,959,875)	(2,162,469)	(193,731)	(163,002)	(198,311)	(104,727)	(249,923)	(46,628,477)	49,218,017	(31,442,498)
Derivative financial instruments (cost) income, net	6,852,659	(48)	—	—	—	—	(382,741)	(3,228,241)	(35)	3,241,594
Foreign exchange (loss) income, net	16,833,624	3,813,804	22,910	82,994	32,602	3,256	(166,385)	1,792,565	—	22,415,370
Profit (loss) sharing in joint ventures and associates	41,331	—	—	(70)	—	—	128,108	(29,859,067)	29,886,182	196,484
Tax, duties and other	103,904,901	—	1,514,494	(7,758,534)	—	—	915,599	4,588,235	—	103,164,695

Net (loss) income	Ps. (63,356,771)	(19,345,096)	1,014,457	52,243,482	(726,276)	(1,154,003)	75,829	(51,427,701)	29,886,182	(52,789,897)

Depreciation and amortization	28,929,278	2,981,151	16,032	791,649	(64,701)	303,509	(175,177)	569,504	—	33,351,245
Depreciation of rights of use	105,630	1,968,846	81,076	170,756	19,731	38,321	387,070	(9,960)	—	2,761,469
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	9,365,904	14,579,394	7,614	82,381	5,681	5,860	—	7,160,134	(50,162)	31,156,806

As of/for the year ended December 31, 2019	Exploration and Production	Industrial Transformation	Drilling and Services(1)	Logistics	Fertilizers	Ethylene(2)	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	985,938,224	220,597,465	—	111,583,417	7,773,098	—	161,300,389	718,345,361	(1,864,985,583)	340,552,371
Total non-current assets	769,244,352	385,462,326	—	160,374,484	1,720,770	—	43,127,474	1,001,402,395	(783,436,152)	1,577,895,649
Total current liabilities	393,129,182	290,128,797	—	28,995,291	12,648,563	—	125,341,872	1,564,317,345	(1,862,357,422)	552,203,628
Total non-current liabilities	2,210,050,053	682,521,743	—	78,111,581	6,121,684	—	3,382,236	2,080,349,970	(1,697,084,513)	3,363,452,754
Equity (deficit), net	(847,996,659)	(366,590,749)	—	164,851,029	(9,276,379)	—	75,703,755	(1,924,919,559)	911,020,200	(1,997,208,362)

(1)	This company was merged on July 1, 2019. All operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (See Note 1).
(2)	This company was merged on July 1, 2019. All operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (See Note 1).

NOTE 7. REVENUE

For the six-month periods ended June 30, 2020 and 2019, revenues from sales to third parties were as follows:

A. Revenue disaggregation

For the six-month periods ended June 30,	Exploration and Production		Industrial Transformation	Drilling and Services(1)	Logistics	Fertilizers	Ethylene(2)	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market
2020
United States	Ps.	83,070,103	—	—	—	—	—	59,174,052	—	142,244,155
Other		15,651,931	—	—	—	—	—	4,037,368	925,203	20,614,502
Europe		41,756,656	—	—	—	—	—	292,156	18,899	42,067,711
Local		187,233	246,202,495	—	2,219,276	902,880	—	8,210,866	3,154,057	260,876,807

Total	Ps.	140,665,923	246,202,495	—	2,219,276	902,880	—	71,714,442	4,098,159	465,803,175

2019
United States	Ps.	118,061,110	—	—	—	—	—	77,459,867	296,679	195,817,656
Other		24,839,114	—	—	—	—	—	10,072,060	1,933,688	36,844,862
Europe		71,820,398	—	—	—	—	—	2,464,472	1,255,448	75,540,318
Local		515,761	408,070,122	20,755	2,370,633	1,053,961	5,257,924	4,038,830	3,368,999	424,696,985

Total	Ps.	215,236,383	408,070,122	20,755	2,370,633	1,053,961	5,257,924	94,035,229	6,854,814	732,899,821

Major products and services
2020
Crude oil	Ps.	140,478,690	—	—	—	—	—	—	—	140,478,690
Gas		121,601	26,561,986	—	—	—	—	16,226,582	—	42,910,169
Refined petroleum products		—	214,730,172	—	—	—	—	54,283,845	—	269,014,017
Oher		—	4,850,320	—	—	902,409	—	1,156,293	4,071,051	10,980,073
Services		65,632	60,017	—	2,219,276	471	—	47,722	27,108	2,420,226

Total	Ps.	140,665,923	246,202,495	—	2,219,276	902,880	—	71,714,442	4,098,159	465,803,175

2019
Crude oil	Ps.	214,720,623	—	—	—	—	—	39,222,890	—	253,943,513
Gas		140,088	33,569,750	—	—	—	—	28,667,828	—	62,377,666
Refined petroleum products		—	369,348,024	—	—	—	—	25,224,082	510,994	395,083,100
Oher		—	4,643,930	—	—	1,053,271	5,254,234	892,323	4,752,504	16,596,262
Services		375,672	508,418	20,755	2,370,633	690	3,690	28,106	1,591,316	4,899,280
Total	Ps.	215,236,383	408,070,122	20,755	2,370,633	1,053,961	5,257,924	94,035,229	6,854,814	732,899,821

Timing of revenue recognition
2020
Products transferred at a point in time	Ps.	140,600,291	246,142,478	—	—	902,409	—	71,666,720	4,071,051	463,382,949
Products and services transferred over the time		65,632	60,017	—	2,219,276	471	—	47,722	27,108	2,420,226

Total	Ps.	140,665,923	246,202,495	—	2,219,276	902,880	—	71,714,442	4,098,159	465,803,175

2019
Products transferred at a point in time	Ps.	214,860,711	407,561,704	—	—	1,053,271	5,254,234	94,007,120	5,263,501	728,000,541
Products and services transferred over the time		375,672	508,418	20,755	2,370,633	690	3,690	28,106	1,591,316	4,899,280

Total	Ps.	215,236,383	408,070,122	20,755	2,370,633	1,053,961	5,257,924	94,035,226	6,854,817	732,899,821

For the three-month periods ended June 30,	Exploration and Production		Industrial Transformation	Drilling and Services(1)	Logistics	Fertilizers	Ethylene(2)	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market
2020
United States	Ps.	31,897,015	—	—	—	—	—	27,258,745	—	59,155,760
Other		6,924,662	—	—	—	—	—	2,293,844	124,737	9,343,243
Europe		11,145,290	—	—	—	—	—	290,395	59,930	11,495,615
Local		107,043	93,390,760	—	1,057,687	215,451	—	4,637,798	2,289,704	101,698,443

Total	Ps.	50,074,010	93,390,760	—	1,057,687	215,451	—	34,480,782	2,474,371	181,693,061

2019
United States	Ps.	55,653,757	—	—	—	—	—	40,167,941	296,679	96,118,377
Other		15,397,546	—	—	—	—	—	2,609,641	511,693	18,518,880
Europe		35,913,730	—	—	—	—	—	1,484,837	676,142	38,074,709
Local		431,856	213,452,006	458	1,231,465	142,936	2,703,082	3,718,129	2,256,425	223,936,357

Total	Ps.	107,396,889	213,452,006	458	1,231,465	142,936	2,703,082	47,980,548	3,740,939	376,648,323

Major products and services
2020
Crude oil	Ps.	49,966,966	—	—	—	—	—	—	—	49,966,966
Gas		59,979	13,163,721	—	—	—	—	7,293,722	—	20,517,422
Refined petroleum products		—	78,158,754	—	—	—	—	26,307,601	-1,151	104,465,204
Oher		—	2,036,662	—	—	215,188	—	853,457	2,405,044	5,510,351

Services		47,065	31,623	—	1,057,687	263	—	26,002	70,478	1,233,118

Total	Ps.	50,074,010	93,390,760	—	1,057,687	215,451	—	34,480,782	2,474,371	181,693,061

2019
Crude oil	Ps.	106,965,034	—	—	—	—	—	39,222,889	—	146,187,923
Gas		80,485	13,824,246	—	—	—	—	16,610,932	—	30,515,663
Refined petroleum products		—	219,058,188	—	—	—	—	(8,432,302)	510,996	211,136,881
Oher		—	(19,794,669)	—	—	142,843	2,700,700	563,711	2,369,434	(14,017,980)
Services		351,370	364,241	458	1,231,465	93	2,382	15,318	860,509	2,825,836
Total	Ps.	107,396,889	213,452,006	458	1,231,465	142,936	2,703,082	47,980,548	3,740,939	376,648,323

Timing of revenue recognition
2020
Products transferred at a point in time	Ps.	50,026,945	93,359,137	—	—	215,188	—	34,454,780	2,403,893	180,459,943
Products and services transferred over the time		47,065	31,623	—	1,057,687	263	—	26,002	70,478	1,233,118

Total	Ps.	50,074,010	93,390,760	—	1,057,687	215,451	—	34,480,782	2,474,371	181,693,061

2019
Products transferred at a point in time	Ps.	107,045,519	213,087,765	—	—	142,843	2,700,700	47,965,230	2,880,430	373,822,487
Products and services transferred over the time		351,370	364,241	458	1,231,465	93	2,382	15,318	860,509	2,825,836

Total	Ps.	107,396,889	213,452,006	458	1,231,465	142,936	2,703,082	47,980,548	3,740,939	376,648,323

(1)

This company was merged on July 1, 2019. All operations for periods subsequent to the merger were transferred to Pemex Exploration and Production (See Note 1). Therefore, these amounts are not comparable with 2020 figures.

(2)

This company was merged on July 1, 2019. All operations for periods subsequent to the merger were transferred to Pemex Industrial Transformation (See Note 1). Therefore, these amounts are not comparable with 2020 figures.

B. Accounts receivable in the statement of financial position

As of June 30, 2020 and December 31, 2019, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 65,642,652 and Ps. 89,263,870, respectively (see Note 9).

C. Practical expedients

i.	Expiration of contracts

PEMEX has no outstanding performance obligations to disclose as of June 30, 2020 and December 31, 2019 due to the nature of its operations.

ii.	Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

iii.	Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 8. CASH AND CASH EQUIVALENTS

a. As of June 30, 2020 and December 31, 2019, cash and cash equivalents were as follows:

	June 30, 2020		December 31, 2019
Cash on hand and in banks(i)	Ps.	24,748,064	Ps.	27,502,675
Highly liquid investments (ii)		12,513,017		33,118,956

	Ps.	37,261,081	Ps.	60,621,631

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term Mexican Government investments.

NOTE 9. CUSTOMERS AND OTHER ACCOUNTS RECEIVABLE

As of June 30, 2020 and December 31, 2019, accounts receivable and other receivables were as follows:

	June 30, 2020		December 31, 2019
a. Customers
Domestic customers, net	Ps.	35,147,408	Ps.	46,792,824
Export customers, net		30,495,244		42,471,046

Total customers	Ps.	65,642,652	Ps.	89,263,870

	June 30, 2020		December 31, 2019
b. Other accounts receivable Financial assets:
Sundry debtors	Ps.	39,070,675	Ps.	27,748,849
Employees and officers		3,681,012		3,667,242

Total financial assets		42,751,687		31,416,091
Non-financial assets:
Special Tax on Production and Services		29,068,321		31,587,018
Taxes to be recovered and prepaid taxes		39,610,147		26,162,225
Other accounts receivable		1,887,837		2,076,477

Total non-financial assets:	Ps.	70,566,306	Ps.	59,825,720

Total other account receivable	Ps.	113,317,991	Ps.	91,241,811

NOTE 10. INVENTORIES

As of June 30, 2020 and December 31, 2019, inventories were as follows:

	June 30, 2020		December 31, 2019
Refined and petrochemicals products	Ps.	36,515,446	Ps.	41,211,837
Products in transit		1,626,743		22,719,635
Crude oil		12,352,082		14,087,218
Materials and products in stock		3,888,061		4,381,628
Materials in transit		1,608		127,594
Gas and condensate products		139,382		144,284

	Ps.	54,523,322	Ps.	82,672,196

NOTE 11. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of June 30, 2020 and December 31, 2019, were as follows:

	Percentage	June 30,		December 31,
	of investment	2020		2019
Deer Park Refining Limited	49.99%	Ps.	14,419,883	Ps.	12,652,599
Sierrita Gas Pipeline LLC	35.00%		1,446,285		1,171,593
Frontera Brownsville, LLC.	50.00%		537,901		446,202
Texas Frontera, LLC.	50.00%		238,834		199,923
CH 4 Energía, S. A.	50.00%		196,124		192,614
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%		179,176		165,370
Other-net	Various		12,171		46,278

		Ps.	17,030,374	Ps.	14,874,579

Profit (loss) sharing in joint ventures and associates:

	June 30,
	2020		2019
Deer Park Refining Limited	Ps.	(947,260)	Ps.	(187,351)
Sierrita Gas Pipeline LLC		76,532		80,346
Frontera Brownsville, LLC.		22,337		26,324
Texas Frontera, LLC.		21,368		25,517
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		13,806		41,331
CH4 Energía S.A. de C.V.		3,745		(1,210)
Ductos el Peninsular, S. A. P. I. de C. V.		(1,152)		(102)

(Loss) sharing in joint ventures and associates, net	Ps.	(810,624)	Ps.	(15,145)

	For the three-month period ended June 30,
	2020		2019
Deer Park Refining Limited	Ps.	(1,010,731)	Ps.	95,505
Sierrita Gas Pipeline LLC		51,675		32,603
Frontera Brownsville, LLC.		10,365		14,323
Texas Frontera, LLC.		10,055		12,793
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		26,112		41,331
CH4 Energía S.A. de C.V.		77		—
Ductos el Peninsular, S. A. P. I. de C. V.		(6,620)		(71)

Profit sharing in joint ventures and associates, net	Ps.	(919,067)	Ps.	196,484

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil). Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation. This joint venture is recorded under the equity method.

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P. to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P., and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•

CH4 Energía, S.A. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of December 31, 2018	Ps.	811,270,391	20,080,965	421,235,950	1,379,323,723	64,845,163	326,482,265	52,020,042	15,159,952	129,352,513	44,351,625	—	32,659	3,264,155,248
Transfers to rights of use		—	(7,005,141)	—	—	—	—	—	—	—	—	—	—	(7,005,141)
Acquisitions		4,666,551	210,844	512,037	7,477,698	119,323	2,184,207	75,897	465,417	16,885,989	130,358	—	—	32,728,321
Reclassifications		74,415	—	294,243	—	(33,143)	(569,349)	(74,457)	(11,472)	72,483	(8,997)	34,369	—	(221,908)
Capitalization		(733,039)	—	3,425,057	17,134,504	136,730	2,717,556	—	—	(22,668,697)	(12,111)	—	—	—
(Impairment) reversal of impairment		(12,255,884)	—	40,929,028	(30,023,378)	(113,944)	(7,016,372)	—	(490,943)	(626,548)	—	—	—	(9,598,041)
Disposals		(2,390,129)	(235,382)	(285,152)	—	(69,895)	—	(1,143,516)	(114,172)	(478,128)	(52,588)	(34,369)	(32,659)	(4,835,990)

Balances as of June 30, 2019	Ps.	800,632,305	13,051,286	466,111,163	1,373,912,547	64,884,234	323,798,307	50,877,966	15,008,782	122,537,612	44,408,287	—	—	3,275,222,489

Balances as of January 1, 2019	Ps.	811,270,391	20,080,965	421,235,950	1,379,323,723	64,845,163	326,482,265	52,020,042	15,159,952	129,352,513	44,351,625	—	32,659	3,264,155,248
Transfers to rights of use		—	(7,005,141)	—	—	—	—	—	—	—	—	—	—	(7,005,141)
Acquisitions		8,337,019	252,382	1,251,488	29,072,723	316,499	5,436,425	184,863	1,735,581	82,520,111	182,563	—	—	129,289,654
Reclassifications		(1,381,310)	—	428,738	—	(51,885)	(614,430)	(234,643)	47,110	(106,429)	(16,161)	35,403	—	(1,893,607)
Unsuccessful wells		—	—	—	(69,231,587)	—	—	—	—	(7,922,365)	—	—	—	(77,153,952)
Capitalization		6,830,064	—	6,538,540	35,251,706	143,312	13,013,199	2,566	955,134	(62,722,409)	(12,112)	—	—	—
(Impairment) reversal of impairment		24,464,081	—	(4,008,680)	(83,730,351)	(499,722)	(31,991,592)	—	(1,430,077)	114,127	—	—	—	(97,082,214)
Disposals		(3,396,366)	(235,382)	(301,359)	(151,405)	(1,435,140)	—	(1,565,266)	(112,482)	(1,310,108)	(356,379)	(35,403)	(32,659)	(8,931,949)

Balances as of December 31, 2019	Ps.	846,123,879	13,092,824	425,144,677	1,290,534,809	63,318,227	312,325,867	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,201,378,039

Acquisitions		5,918,741	(3,078)	713,306	8,186,133	1,220,301	1,313,245	73,983	959,754	43,178,921	779,898	—	—	62,341,204
Reclassifications		(1,963,411)	—	101,327	—	(7,280)	—	150,879	(73,609)	42,424	47,190	16	—	(1,702,464)
Capitalization		432,546	—	6,626,995	24,349,676	13,879	1,474,545	5,198	—	(32,989,533)	86,694	—	—	—
Reversal (impairment) of impairment		(7,004,304)	—	(5,868,409)	18,419,311	429,790	3,767,592	—	—	(1,819,404)	—	—	—	7,924,576
Disposals		(1,140,879)	—	(1,559,844)	(151,405)	(944,145)	—	(571,445)	(70,169)	(162,111)	(210,005)	(16)	—	(4,810,019)

Balances as of June 30, 2020	Ps.	842,366,572	13,089,746	425,158,052	1,341,338,524	64,030,772	318,881,249	50,066,177	17,171,194	148,175,737	44,853,313	—	—	3,265,131,336

Accumulated depreciation and amortization
Balances as of December 31, 2018		(436,603,123)	(5,998,481)	(173,264,040)	(973,467,746)	(42,924,256)	(179,831,090)	(42,161,378)	(7,419,050)	—	—	—	—	(1,861,669,164)
Transfers to rights of use		—	781,487	—	—	—	—	—	—	—	—	—	—	781,487
Depreciation and amortization		(21,779,242)	(229,752)	(6,477,291)	(30,670,322)	(993,686)	(7,275,646)	(1,245,955)	(277,191)	—	—	—	—	(68,949,085)
Reclassifications		(56,185)	—	40,977	—	51,782	106,066	77,788	1,480		—	—	—	221,908
Disposals		1,944,186	204,388	560,215	(151,405)	108,143	—	1,074,195	80,438	—	—	—	—	3,820,160

Balances as of June 30, 2019	Ps.	(456,494,364)	(5,242,358)	(179,140,139)	(1,004,289,473)	(43,758,017)	(187,000,670)	(42,255,350)	(7,614,323)	—	—	—	—	(1,925,794,694)

Balances as of January 1, 2019	Ps.	(436,603,123)	(5,998,481)	(173,264,040)	(973,467,746)	(42,924,256)	(179,831,090)	(42,161,378)	(7,419,050)	—	—	—	—	(1,861,669,164)
Transfers to rights of use		—	943,639	—	—	—	—	—	—	—	—	—	—	943,639
Depreciation and amortization		(49,473,592)	(591,168)	(16,380,653)	(51,574,532)	(2,131,913)	(13,820,275)	(2,556,539)	(658,338)	—	—	—	—	(137,187,010)
Reclassifications		1,303,186	—	41,225	—	205,661	116,278	220,301	6,956	—	—	—	—	1,893,607
Disposals		3,308,366	128,561	184,172	817	1,226,345	—	1,449,659	92,471	—	—	—	—	6,390,391

Balances as of December 31, 2019	Ps.	(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)

Depreciation and amortization		(21,266,709)	(227,586)	(6,509,285)	(27,967,312)	(987,990)	(5,816,001)	(1,155,393)	(394,499)	—	—	—	—	(64,324,775)
Reclassifications		2,017,565	—	(242,871)	—	7,421	—	(68,412)	(11,239)	—	—	—	—	1,702,464
Disposals		679,050	—	692,385	—	771,012	—	509,248	114,487	—	—	—	—	2,766,182

Balances as of June 30, 2020	Ps.	(500,035,257)	(5,745,035)	(195,479,067)	(1,053,008,773)	(43,833,720)	(199,351,088)	(43,762,514)	(8,269,212)	—	—	—	—	(2,049,484,666)

Wells, pipelines, properties, plant and equipment—net as of June 30, 2019	Ps.	344,137,941	7,808,928	286,971,024	369,623,074	21,126,217	136,797,637	8,622,616	7,394,459	122,537,612	44,408,287	—	—	1,349,427,795

Wells, pipelines, properties, plant and equipment—net as of December 31, 2019	Ps.	364,658,716	7,575,375	235,725,381	265,493,348	19,694,064	118,790,780	7,359,605	8,377,257	139,925,440	44,149,536	—	—	1,211,749,502

Wells, pipelines, properties, plant and equipment—net as of June 30, 2020	Ps.	342,331,315	7,344,711	229,678,985	288,329,751	20,197,052	119,530,161	6,303,663	8,901,982	148,175,737	44,853,313	—	—	1,215,646,670

Depreciation rates		3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives		20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

(1)	Mainly wells, pipelines and plants.

A.

As of June 30, 2020 and December 31, 2019, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,017,715, and Ps. 2,959,025, respectively.

B.

The combined depreciation of fixed assets and amortization of wells for the periods ended June 30, 2020 and 2019, recognized in operating costs and expenses, was Ps. 64,324,775, and Ps. 68,949,085, respectively, which includes costs related to plugging and abandonment of wells for the periods ended June 30, 2020 and 2019, of Ps. 1,502,323, and Ps. 3,176,782, respectively.

C.

As of June 30, 2020 and December 31, 2019, provisions relating to future plugging of wells costs amounted to Ps. 101,942,046 and Ps. 80,849,900, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.

During the six-month periods ended June 30, 2020 and 2019, PEMEX recognized a reversal of impairment of Ps. 7,924,576, and a net impairment of Ps. (9,598,041), respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2020				2019
	Reversal of impairment		(Impairment)	Reversal of impairment / (Impairment), net	(Impairment)		Reversal of impairment	(Impairment)/ Reversal of impairment, net
Pemex Exploration and Production	Ps.	86,940,701	(76,307,000)	10,633,701	Ps.	(50,867,433)	—	(50,867,433)
Pemex Industrial Transformation		5,496,926	(8,206,051)	(2,709,125)		(2,068,489)	3,575,236	1,506,747
Pemex Logistics		—	—	—		—	39,762,645	39,762,645

Total	Ps.	92,437,627	(84,513,051)	7,924,576	Ps.	(52,935,922)	43,337,881	(9,598,041)

Cash Generating Unit of Pemex Exploration and Production

As of June 30, 2020, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 10, 633,701, mainly due to: (i) a positive exchange rate effect of Ps. 44,168,701 mainly in Cantarell, Aceite Terciario del Golfo (“ATG”), Chuc, Tsimin, Xux, Ixtal Manik and Burgos cash generating units (CGUs); (ii) an increase in future net cash flows from an increase in volume production profiles that increase future revenues, generating a positive effect of Ps. 39,752,000, mainly in the Cantarell, Burgos and ATG CGUs. There were increases in the volume production profiles of new fields Ixachi, Xikin, Uchbal, Tetl, Teekit, Suuk, pokche and Mulach; (iii) lower taxes of Ps. 3,020,000 mainly in Chuc, Crudo Ligero Marino and Tsimin Xux CGUs due to lower income from production profiles. These decreases were partially offset by (iv) a decrease in crude oil and gas prices, generating a negative effect of Ps. (40,320,000) mainly in Chuc, Tsimin Xux, Burgos, Ixtal Manik and Crudo Ligero Marino CGUs; (v) an impact from discounting future cash flows of Ps. (35,987,000), mainly in the Cantarell and ATG CGUs.

As of June 30, 2019, Pemex Exploration and Production recognized a net impairment of Ps. (50,867,433) mainly due to: (i) a decrease in the volumes of production profiles in the economic climate, generating a negative effect of Ps. 32,228,000, mainly in the following projects and amounts: Chuc project (Ps. 19,674,000), Tsimin Xux project (Ps. 11,919,000), Cantarell project (Ps.11,374,000), Marine Light Crude project (Ps. 6,704,000) and Burgos project (Ps. 1,737,000); these effects were partially offset by the Yaxché CGU in the amount of Ps. 19,180,000 due to the incorporation of new proved reserves mainly from the Xikin, Mulach, Pokche and Uchbal fields; (ii) a decrease in oil and gas prices generating a negative effect of Ps. 43,525,000, affecting the Cantarell CGU in the amount of Ps. 30,365,000; (iii) a decrease in exchange rate from Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 19.1685 = U.S. $1.00 of June 30, 2019, resulting in a negative effect of Ps. 3,890,000. These effects were offset by (i) a benefit in the discount rate of Ps. 22,197,000 mainly corresponding to the Cantarell CGU benefit in the discount rate of Ps. 15,695,000 for the anticipation of production in the first five years and (ii) a benefit from a lower tax payment of Ps. 6,579,000.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	June 30,
	2020		2019
Average crude oil price	50.29	USD/bl	54.99	USD/bl
Average gas price	5.27	USD/mpc	4.60	USD/mpc
Average condensates price	56.67	USD/bl	32.14	USD/bl
Discount rate	6.30%	annual	7.20%	annual

For 2020 and 2019 the total forecast production, calculated with a horizon of 25 years was 6,914 and 6,002 million barrels of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes.

Cash Generating Units of Pemex Industrial Transformation

During the six-month periods ended June 30, 2020 and 2019, Pemex Industrial Transformation recognized a net impairment and a reversal of impairment of Ps. (2,709,125), and Ps. 1,506,747, respectively.

The net reversal of impairment was in the following cash generating units:

	2020		2019
Madero Refinery	Ps.	(8,206,051)	Ps.	(1,295,995)
Minatitlán Refinery		—		(65,544)
Salina Cruz Refinery		—		(706,950)

Reversal of impairment		(8,206,051)		(2,068,489)
Tula Refinery		2,919,561		3,575,236
Minatitlán Refinery		2,577,365		—

Impairment		5,496,926		3,575,236

(Impairment) reversal of impairment	Ps.	(2,709,125)	Ps.	1,506,747

As of June 30, 2020, the net impairment of Ps. (2,709,125) was mainly due to (i) lower production levels, mainly at the Madero Refinery; (ii) decrease in prices of products; (iii) an increase in the discount rate of CGUs of refined products and gas by 0.24% and 0.21%, respectively, and in CGUs of petrochemicals and ethylene by 0.05%, and 0.04% respectively; and (iv) the depreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 22.9715 = U.S. $1.00 as of June 30, 2020, which are used as cash flows when U.S. dollars are taken as reference.

The net reversal of impairment was mainly due to (i) an increase in the projected refinery processing due to the maintenance carried out in 2018; (ii) a decrease in the discount rate of cash generating units of refined products, petrochemicals and gas by 0.5%, 2.6% and 0.7%, respectively; and (iii) the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 19.1685 = U.S. $1.00 as of June 30, 2019.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of June, 30,
	2020	2019	2020	2019	2020	2019	2020
	Refining		Gas		Petrochemicals		Ethylene
Average crude oil Price per barrel	U.S $35.50	U.S. $63.98	N.A.		N.A.		N.A.
Processed volume	775 Mbd	680 mbd	2,366 mmpcd of humid gas	2,717 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of Ps./U.S. dollar	22.9715	19.1685	22.9715	19.1685	22.9715	19.1685	22,9715
Useful lives of the cash generating units (year average)	12	14	7	8	7	7	6
Discount rate (% annual)	11.63%	11.42%	9.72%	10.31%	8.81%	8.57%	8.17%
Period *	2020-2032	2020-2035	2020-2027	2020-2028	2020-2027	2020-2027	2020-2026

*	The first 5 years are projected and stabilize at year 6.

Cash generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2020 and 2019, the value in use for the impairment of fixed assets was as follows:

	June 30,
	2020		2019
Minatitlán Refinery	Ps.	68,093,035	Ps. 52,441,176
Tula Refinery		57,078,940	—
Salina Cruz Refinery		41,073,212	7,880,342
Madero Refinery		17,390,498	18,493,971

Total	Ps.	183,635,685	Ps. 78,815,489

Cash Generating Units of Pemex Logistics

Cash Generating Units of Pipelines

As of June 30, 2020, there was no impairment for the period.

As of June 30, 2019, Pemex Logistics recognized a reversal of impairment in the CGU of pipelines for Ps. 39,762,645, mainly due to a decrease in non-operating losses, from Ps. 16,900 in the first six months of 2018 to Ps. 2,742 in the first six months of 2019. In addition, the discount rate decreased from 13.55% at the end of 2018 to 12.90% at the end of June 2019.

The recoverable amounts of the assets as of June 30, 2019, corresponding to the discounted cash flows at the rate of 12.57%, as follows:

	June 30, 2019
TAD, TDGL, TOMS (Storage terminals)	Ps.	62,640,651
Pipeline		63,654,137
Primary Logistics		96,668,712

Total	Ps.	222,963,500

NOTE 13. INTANGIBLE ASSETS, NET

At June 30, 2020 and December 31, 2019, intangible assets, net are mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 16,380,900 and Ps. 14,584,524, respectively, as follows:

a.	Wells unassigned to a reserve

	June 30, 2020		December 31, 2019	June 30, 2019
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	12,831,281	Ps. 9,779,239	Ps. 9,779,239
Additions to construction in progress		8,449,972	17,028,974	6,125,723
Transfers against expenses		(4,258,607)	(7,990,877)	(2,794,486)
Transfers against fixed assets		(2,205,449)	(5,986,055)	(4,252,187)

Balance at the end of period	Ps.	14,817,197	Ps. 12,831,281	Ps. 8,858,289

b.	Other intangible assets

	June 30, 2020		December 31, 2019
Licenses	Ps.	4,178,331	Ps.	4,579,486
Exploration expenses, evaluation of assets and concessions		2,041,903		2,187,677
Accumulated amortization		(4,656,531)		(5,013,920)

Balance at the end of the period	Ps.	1,563,703	Ps.	1,753,243

NOTE	14. MEXICAN GOVERNMENT LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A.	Long-term notes receivable

As of June 30, 2020 and December 31, 2019, the balance of long-term notes receivable was as follows:

	June 30, 2020		December 31, 2019
Promissory notes issued by the Mexican Government	Ps.	119,516,139	Ps.	121,624,852
Other long-term notes receivable (1)		913,150		940,454

Total long-term notes receivable	Ps.	120,429,289	Ps.	122,565,306

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Promissory notes issued by the Mexican Government

	June 30, 2020		December 31, 2019
Long-term promissory notes issued by the Mexican Government	Ps.	125,508,611	Ps.	126,534,822
Less: current portion of notes receivable issued by the Mexican Government(2)		5,992,472		4,909,970

Long-term promissory notes	Ps.	119,516,139	Ps.	121,624,852

(2)	The amount reflects the principal and interest from promissory note 5 in 2020 and promissory note 4 in 2019, as well as promissory notes matured on June 30, 2021 and 2020, respectively.

On December 24, 2015, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or “SHCP”) published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Mexican Government, or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of June 30, 2020 and December 31, 2019, these promissory notes amounted to Ps. 125,508,611 and Ps. 126,534,822, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2020 to 2036 and yielding rates ranging from 5.57% to 7.00%, as follows:

As of June 30, 2020
Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2021	5.57%	Ps.	5,992,472	(1)
1	2022	5.74%		6,686,434
1	2023	5.88%		7,321,103
1	2024	5.99%		7,759,597
1	2025	6.06%		8,057,923
1	2026	6.11%		8,228,955
5	2027 to 2031	6.32% to 6.77%		41,714,025
5	2032 to 2036	6.81% to 7.00%		39,748,102

Total promissory notes				125,508,611
Less: current portion				5,992,472

Long-term notes receivable			Ps.	119,516,139

(1)	The amount of the promissory note is Ps. 6,009,505, less an impairment of Ps. 17,033.

During the six-month period ended June 30, 2020 PEMEX recorded Ps. 3,966,492 in accrued interests from these receivable promissory notes. This amount was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are fixed all throughout their lifespans and up to their maturities. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos. The expected credit losses as June 30, 2020 and December 31, 2019 were Ps. 17,033 and Ps. 8,000, respectively, which are presented net from the current portion of notes receivable.

During the year ended December 31, 2019, as part of the Mexican Government’s strategy to finance PEMEX, Petróleos Mexicanos received the prepayment of seven promissory notes (one maturing in 2019 and six prior to maturity) in the amount of Ps. 38,704,883 (Ps. 32,493,666 of principal and Ps. 6,211,217 of interest), which was transferred to the Fideicomiso Fondo Laboral Pemex (“Pemex Labor Fund” or “FOLAPE”) for the obligation payment related to its pension and retirement plan obligation. The monetization of two promissory notes took place after the expiration date of such notes, resulting in additional interest of Ps. 614.

As of March 31, 2020, Petróleos Mexicanos received the payment of promissory note No. 4 in the amount of Ps. 4,983,670 (Ps. 4,080,544 of principal and Ps. 903,126 of interest), which was transferred to the FOLAPE.

B.	Other assets

As of June 30, 2020 and December 31, 2019, the balance of other assets was as follows:

	June 30, 2020		December 31, 2019
Insurance	Ps.	1,378,005	Ps.	2,967,625
Payments in advance		3,413,708		2,650,251
Other[1]		1,846,224		1,518,801
Assets by transfer of shares		372,577		—

Total other assets	Ps.	7,010,514	Ps.	7,136,677

[1]

Includes restricted cash for Ps. 50,249 as of June 30, 2020, as a result of a cash retention ordered by the court in a commercial judgement promoted by OPCO Soluciones, S.A. de C.V. against PEMEX’s subsidiary company AGRO, due to lack of payment by this subsidiary company.

NOTE	15. DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2020, published in the Official Gazette of the Federation on November 25, 2019, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 10,000,000 and an external net debt up to U.S. $1,250,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps. 34,875,000, equivalent to U.S. $1,851,000) does not exceed the ceiling established by the Federal Income Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2020, PEMEX participated in the following financing activities:

•	On January 21, 2020 Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $102,000,000 to U.S. $112,000,000.

•	On January 30, 2020, Petróleos Mexicanos issued U.S. $5,000,000 of debt securities under its U.S. $112,000,000 Medium-Term Notes Program, Series C, in two tranches:

•	(1) U.S. $2,500,000 5.950% Notes due 2031

•	(2) U.S. $2,500,000 6.950% Notes due 2060

All debt securities under this program are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

•	On January 30, 2020, Petróleos Mexicanos repurchased a total of U.S. $61,992 notes due 2020.

•	On February 6, 2020, Petróleos Mexicanos consummated the early settlement of its waterfall exchange offer pursuant to which it exchanged:

A) a total of U.S. $1,252,303 of notes and bonds with maturity dates between 2021 and 2026 as follows:

•	(1) U.S. $264,752 aggregate principal amount of its outstanding 5.500% Notes due 2021,

•	(2) U.S. $171,662 aggregate principal amount of its outstanding 6.375% Bonds due 2021,

•	(3) U.S. $148,535 aggregate principal amount of its outstanding 4.875% Notes due 2022,

•	(4) U.S. $63,854 aggregate principal amount of its outstanding Floating Rate Notes due 2022,

•	(5) U.S. $157,487 aggregate principal amount of its outstanding 5.375% Notes due 2022,

•	(6) U.S. $216,727 aggregate principal amount of its outstanding 3.500% Notes due 2023,

•	(7) U.S. $117,333 aggregate principal amount of its outstanding 4.625% Notes due 2023 and

•	(8) U.S. $111,953 aggregate principal amount of its outstanding 4.500 % Notes due 2026,

for U.S. $1,300,000 aggregate principal amount of its new 5.950% Notes due 2031.

B) a total of U.S. $1,374,426 of notes and bonds with maturity dates between 2044 and 2048 as follows:

•	(1) U.S. $179,332 aggregate principal amount of its outstanding 5.500% Notes due 2044,

•	(2) U.S. $750,969 aggregate principal amount of its outstanding 5.625% Bonds due 2046 and

•	(3) U.S. $444,125 aggregate principal amount of its outstanding 6.350% Notes due 2048,

for U.S. $1,300,000 aggregate principal amount of its new 6.950% Bonds due 2060.

The 5.950% Notes due 2031 and 6.950% Bonds due 2060 are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees and represent reopenings of the 5.950% Notes due 2031 and 6.950% Bonds due 2060, respectively, originally issued on January 29, 2020.

•	On May 26, 2020, Petróleos Mexicanos partially renewed a credit line of U.S. $400,000 maturing on May 2020 for U.S. $200,000 maturing in 2021 linked to LIBOR plus 350 basis points.

•	On June 22, 2020, Petróleos Mexicanos entered into a Ps. 2,000,000 term loan due September 2020, which bears interest at a floating rate linked to TIIE plus 230 basis points.

As of June 30, 2020, Petróleos Mexicanos had U.S. $7,450,000 and Ps. 37,000,000 in available credit lines in order to ensure liquidity, of which U.S. $4,300,000 and Ps. 6,000,000 are available.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

From January 1 to June 30, 2020, HHS obtained U.S. $11,423,000 from its revolving credit line and repaid U.S. $12,528,000. As of December 31, 2019, the outstanding amount under this revolving credit line was U.S. $1,556,000. As of June 30, 2020, the outstanding amount under this revolving credit line was U.S. $451,000.

The following table presents the roll-forward of total debt of PEMEX for the period ended June 30, 2020 and for the period ended June 30, 2019, which includes short and long-term debt:

	June 30,
	2020(i)		2019(i)
Changes in total debt:
At the beginning of the period	Ps.	1,983,174,088	Ps.	2,082,286,116
Transfers to lease liabilities		—		(6,053,280)
Loans obtained—financing institutions		576,365,276		420,752,134
Debt payments		(494,855,903)		(416,298,379)
Accrued interest		78,796,843		59,046,005
Interest paid		(67,879,184)		(61,695,322)
Foreign exchange		385,873,077		(47,722,601)

At the end of the period	Ps.	2,461,474,197	Ps.	2,030,314,673

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

As of June 30, 2020 and December 31, 2019, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	June 30, 2020	December 31, 2019
	(in pesos)
U.S. dollar	22.9715	18.8452
Japanese yen	0.2144	0.1734
Pounds sterling	28.3606	24.9586
Euro	25.8038	21.1537
Swiss francs	24.2494	19.4596

NOTE 16. FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

A. Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2020 and December 31, 2019. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount								Fair value hierarchy
As of June 30, 2020 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	17,579,312	—	—	—	—	Ps.	17,579,312	—	17,579,312	—	17,579,312
Equity instruments(i)		—	—	346,563	—	—		346,563	—	346,563	—	346,563

Total	Ps.	17,579,312	—	346,563	—	—	Ps.	17,925,875
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	37,261,081	—		37,261,081	—	—	—	—
Customers, net		—	—	—	65,642,652	—		65,642,652	—	—	—	—
Employees and officers		—	—	—	3,681,012	—		3,681,012	—	—	—	—
Sundry debtors		—	—	—	46,296,921	—		46,296,921	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	17,030,374	—		17,030,374	—	—	—	—
Long-term notes receivable		—	—	—	126,421,761	—		126,421,761	—	—	—	—
Other assets		—	—	—	2,335,444	—		2,335,444	—	—	—	—

Total	Ps.	—	—	—	298,669,245	—	Ps.	298,669,245
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(27,196,030)	—	—	—	—	Ps.	(27,196,030)	—	(27,196,030)	—	(27,196,030)

Total	Ps.	(27,196,030)	—	—	—	—	Ps.	(27,196,030)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(152,291,600)	Ps.	(152,291,600)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(32,484,985)		(32,484,985)	—	—	—	—
Leases		—	—	—	—	(76,686,964)		(76,686,964)	—	—	—	—
Debt		—	—	—	—	(2,461,474,197)		(2,461,474,197)	—	(2,150,207,390)	—	(2,150,207,390)
Other liabilities						(372,292)		(372,292)	—	—	—	—

Total	Ps.	—	—	—	—	(2,723,310,038)	Ps.	(2,723,310,038)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

	Carrying amount								Fair value hierarchy
As of December 31, 2019 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	11,496,330	—	—	—	—	Ps.	11,496,330	—	11,496,330	—	11,496,330
Equity instruments(i)		—	—	346,563	—	—		346,563	—	346,563	—	346,563

Total	Ps.	11,496,330	—	346,563	—	—	Ps.	11,842,893
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	60,621,631	—		60,621,631	—	—	—	—
Customers, net		—	—	—	89,263,870	—		89,263,870	—	—	—	—
Employees and officers		—	—	—	3,667,242	—		3,667,242	—	—	—	—
Sundry debtors		—	—	—	27,748,849	—		27,748,849	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	14,874,579	—		14,874,579	—	—	—	—
Long-term notes receivable		—	—	—	127,475,276	—		127,475,276	—	—	—	—
Other assets		—	—	—	3,451,096	—		3,451,096	—	—	—	—

Total	Ps.	—	—	—	327,102,543	—	Ps.	327,102,543
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(16,650,171)	—	—	—	—	Ps.	(16,650,171)	—	(16,650,171)	—	(16,650,171)

Total	Ps.	(16,650,171)	—	—	—	—	Ps.	(16,650,171)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(208,034,407)	Ps.	(208,034,407)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(26,055,151)		(26,055,151)	—	—	—	—
Leases		—	—	—	—	(68,148,627)		(68,148,627)	—	—	—	—
Debt		—	—	—	—	(1,983,174,088)		(1,983,174,088)	—	(2,036,457,122)	—	(2,036,457,122)

Total	Ps.	—	—	—	—	(2,285,412,273)	Ps.	(2,285,412,273)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B. Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black and Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark to market (“MtM”) value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of June 30, 2020 and December 31, 2019, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (9,616,718) and Ps. (5,153,841), respectively. As of June 30, 2020, and December 31, 2019, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

For the six-months periods ended June 30, 2020 and 2019, PEMEX recognized a net loss of Ps. 15,020,580 and Ps. 11,477,510, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2020 and December 31, 2019, PEMEX did not recognize any embedded derivatives (foreign currency or index).

For the six-months periods ended June 30, 2020 and 2019, PEMEX recognized a net (loss) gain of Ps. (15,497,995) and Ps. 6,497,105, respectively, in the “Derivative financial instruments (cost) income, net” line item which resulted from changes in the fair value of the accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2020 and December 31, 2019, the provisions for sundry creditors and others is as follows:

	June 30, 2020		December 31, 2019
Provision for plugging of wells (Note 12)	Ps.	101,942,046	Ps.	80,849,900
Provision for trials in process (Note 19)		8,010,870		8,075,031
Provision for environmental costs		9,182,090		9,086,977

	Ps.	119,135,006	Ps.	98,011,908

NOTE 18. EQUITY (DEFICIT)

a. Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

During the six-months ended June 30, 2019, PEMEX received Ps. 25,000,000 in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.

During the six-months ended June 30, 2020, PEMEX received a payment of Ps. 46,063,000, as part of the contributions to PEMEX established in the Federal Budget for 2020.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2018	Ps.	356,544,447
Increase in Certificates of Contribution “A” during the six-months ended June 30, 2019		25,000,000

Certificates of Contribution “A” as of June 30, 2019	Ps.	381,544,447

Certificates of Contribution “A” as of December 31, 2019		478,675,447
Increase in Certificates of Contribution “A” during the six-months ended June 30, 2020		46,063,000

Certificates of Contribution “A” as of June 30, 2020	Ps.	524,738,447

b. Mexican Government contributions

During the six-months ended June 30, 2020 and during 2019, there were no Mexican Government contributions other than those in the form of Certificates of Contribution “A”.

c. Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of June 30, 2020 and December 31, 2019, there were no changes to the legal reserve.

d. Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the period ended June 30, 2020, PEMEX recognized net actuarial gains in other comprehensive income, net of deferred income tax for Ps. (54,156), related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of a decrease in the discount and return on plan assets rates from 7.53% as of December 31, 2019 to 7.52% as of June 30, 2020.

e. Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

f. Uncertainty related to Going concern

The consolidated financial statements have been prepared on a going concern basis.

Facts and conditions

During the six-months ended June 30, 2020 and 2019, and for the year ended of December 31, 2019, PEMEX recognized a net loss of Ps. 606,587,323, Ps. 88,509,153, and Ps. 347,911,083, respectively. In addition, as of June 30, 2020 and December 31, 2019, PEMEX had a negative equity of Ps. 2,531,377,503 and Ps. 1,997,208,362, mainly due to continuous net losses, a negative working capital of Ps. 268,202,080 and Ps. 211,651,257 as of June 30, 2020 and December 31, 2019, respectively and cash flows used in operating activities of Ps. 35,447,190 during the six-months ended June 30, 2020.

PEMEX also has substantial debt, incurred mainly to finance investments needed to carry out its operations. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and investment programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has decreased. Additionally, the recent significant crude oil price drop, which started in March 2020 and the negative economic impact as a result of the current global health crisis caused by the Covid-19 pandemic have negatively impacted PEMEX´s financial performance (see Note 20).

PEMEX’s revenues have decreased both from the decline in crude oil prices and from a decrease in the demand of petroleum products.

In March and April 2020, certain ratings agencies downgraded PEMEX’s credit rating. Most recent credit downgrades have been mainly driven by the effects of Covid-19 and the associated reduced economic activity, as well as the low crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating. These downgrades could have an impact on PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2020 (see Note 20).

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Cámara de Diputados (Chamber of Deputies). The Federal Budget for 2020 authorized PEMEX to have a negative financial balance budget of Ps. 62,623,500. This shortfall does not consider payments of principal of PEMEX’s debt due in 2020.

In addition, PEMEX estimates that the drop in crude oil prices, the lower economic activity caused by the Covid-19 pandemic and the volatility of the foreign exchange rates, may have an impact on its negative financial balance for 2020.

PEMEX has short-term debt maturities of Ps. 313,884,067 (principal and interest), as of June 30, 2020.

The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern.

To offset the lower gross income in the financial schedule for the remainder of the year, the following premises are being considered:

1.	An average annual Mexican crude oil price of 34.0 U.S. dollars per barrel, which is aligned with market expectations and analysts.

2.

An average annual exchange rate of Ps. 22.82 per U.S. dollar, which is higher than the exchange rate of Ps. 19.90 per U.S. dollar set in the approved budget for PEMEX, with the consequent net benefit on PEMEX’s additional revenue associated with export sales.

3.	PEMEX´s contracted crude oil hedges will generate an expected maximum profit of U.S. $377,000, equivalent to Ps. 8,596,000.

4.	Revenue from financing schemes that do not constitute public debt.

5.	The tax credit of Ps. 65,000,000 of the Decree of April 21, 2020.

On the other hand, according to prevailing market conditions, refinancing operations could eventually be considered in capital markets. Additionally, PEMEX has the capacity to refinance its short-term debt maturities through direct and revolving bank credit facilities and loans guaranteed by export credit agencies. PEMEX is working together with development banking and commercial banking so that during the remainder of the year, the production chain program can be boosted, in support of its suppliers and contractors.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 (“Revenue Law for 2020”) also authorized PEMEX a net additional indebtedness up to Ps. 34,875,000, which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. This indebtedness may arise from available credit lines and other financing sources. If necessary, PEMEX has a total amount of Ps. 208,137,675 (U.S. $7,450,000 and Ps. 37,000,000) in credit lines in order to provide liquidity, subject to the authorized net indebtedness. As of June 30, 2020, PEMEX has withdrawn U.S. $3,150,000 (Ps. 72,360,225) and Ps. 31,000,000 from these credit lines and has available U.S. $4,300,000 (Ps. 98,777,450) and Ps. 6,000,000.

PEMEX is currently working on a strategy for savings in capital expenditures for exploration and productions activities as well as savings from better negotiation of current and future contracts.

PEMEX is aligning its investment portfolio with actual economic assumptions by decreasing non-strategic projects and focusing instead on more profitable ones. For this purpose, the Board of Directors of Petróleos Mexicanos approved a reduction in its capital expenditures by Ps. 27,625,000, resulting primarily from the reduction of Ps. 40,500,000 in exploration and production activities and an increase of Ps. 11,340,000 in industrial transformation budget for the Refinery Rehabilitation Program.

On July 15, 2019, the Board of Directors of Petróleos Mexicanos approved PEMEX’s business plan for 2019 through 2023 (the “2019-2023 Business Plan”). The 2019-2023 Business Plan describes goals such as modernizing the company, improving its competitiveness and guaranteeing its financial viability in the short, medium and long-term.

The 2019-2023 Business Plan describes measures intended to address the main structural problems of the company: its high tax burden, its debt and low investment.

PEMEX continuously monitors and updates its 2019-2023 Business Plan. Due to changes in the energy sector environment caused by the global economic, health and market situation, which have affected PEMEX’s core business activities as well as its financial results, PEMEX seeks to redefine some strategies and translate them into a new Business Plan, which will be submitted for approval by the Board of Directors at a later date. Crude oil prices have now been recovering, economic activity has been accelerating and oil and gas sales have begun to recover.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2020 and December 31, 2019, on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

g. Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

Until April 2020, the non-controlling interest in HJ Barreras was also presented. In May 2020, P.M.I. Holdings, B.V. (a subsidiary of Petróleos Mexicanos), a majority shareholder of HJ BARRERAS, transferred to Cruise Yacht Yard Co, Ltd, a company belonging to the acquirer of the vessel under construction by HJ BARRERAS, the corporate and economic rights derived from its 51.0 % of shareholding in HJ BARRERAS, through the conclusion of various contracts (i) of usufruct of shares, and (ii) shares purchase and share sale options, in exchange for a net amount of € 5,100 (Ps. 134,716). To ensure that P.M.I. Holdings, B.V. did not pay the penalty arising from a guarantee granted by HJ BARRERAS shareholders, Cruise Yacht Yard Co, Ltd, assumed payment of the latter and was part of the price of the assets (advance amounts) amounting to € 8,400.

PMI HBV’s payment of the guarantee gave a right of recovery that becomes a participatory loan for HJ BARRERAS. As of the payment, the expiration period of the options for the purchase and sale of the shares between the two parties may take place on January 1, 2022, or earlier when the construction of that vessel is completed.

Therefore, as of May 2020, P.M.I. Holdings, B.V. does not maintain control over HJ BARRERAS and Petróleos Mexicanos does not consolidate HJ BARRERAS’ financial information in its financial statements.

As of April 30, 2020, HJ BARRERAS’ total assets amounted to Ps.1,558,000; total liabilities amounted to Ps. 2,945,300, respectively; and negative capital (of which 49.0% corresponds to non-controlling interest) amounted to Ps. 1,387,300. The negative capital amount as of April 30, 2020 includes Ps. 224,500 of losses generated by HJ BARRERAS during the period from January 1 to April 30, 2020 (of which 49.0% corresponds to the non-controlling interest). This operation resulted in a profit in the consolidated income statement of Petróleos Mexicanos, Empresas Productivas Subsidiaries and Subsidiary Companies of Ps. 833,038.

As of June 30, 2020, and December 31, 2019, non-controlling interest represented losses of Ps. 426,477 and Ps. 141,793, respectively, in PEMEX’s equity (deficit).

NOTE 19. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of June 30, 2020, and December 31, 2019, PEMEX had accrued a reserve of Ps. 8,010,870 and Ps. 8,075,031, and, respectively, for these contingent liabilities.

As of June 30, 2020, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC in a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (Third Administrative Joint Court of the First Circuit), which was granted. On March 12, 2020 Pemex Exploration and Production filed a motion to review before the Suprema Corte de Justicia de la Nación (Supreme Court of Justice), through the Third Joint Administrative Court of the First Circuit against the resolution granting this amparo. As of the date of these financial statements, a final resolution is still pending.

•

On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex- Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Second Section of the Superior Court of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04). On September 20, 2018, the Superior Court ruled that the plaintiff did not provide evidence to support its claim. The plaintiff filed an amparo (D.A. 731/2018) against this resolution and Pemex Exploration and Production filed its response. On May 17, 2019, the Décimo Noveno Tribunal Colegiado en Materia Administrativa del Primer Circuito (Nineteenth Administrative Joint Court of the First Circuit) issued a judgment requesting the Supreme Court to attract this claim, which was denied on September 4, 2019 and the claim was sent back to the Joint Court. On December 12, 2019, the amparo was denied. The plaintiff filed a motion to review this resolution, which was denied. As of the date of these financial statements, a final resolution is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018, Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production filed a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019 the parties filed their pleadings. As of the date of these financial statements a final resolution is still pending, which is expected to be issued by the International Chamber of Commerce on July 31, 2020.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On May 16, 2019, the Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Administrative Joint Court) admitted an amparo (no. 399/2019) filed by the plaintiffs. On August 8, 2019, the defendant filed its pleadings. As of the date of these financial statements, a final resolution is still pending.

•

In March 2018, Pemex Drilling and Services (now Pemex Exploration and Production) was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of two units of modular drilling equipment for approximately U.S. $139,870. On June 6, 2018, the plaintiffs responded to the counterclaim filed by Pemex Drilling and Services. On September 28, 2018, Pemex Drilling and Services filed a motion rejecting the arbitration jurisdiction. On December 19, 2018, the parties exchanged documentation. On February 11, 2019, the plaintiffs filed their first brief. On March 29, 2019, the defendants filed its response. On April 29, 2019, the plaintiffs filed their second brief. On June 17, 2019, the defendants filed their rejoinders. A hearing was held in September in Mexico City. On October 23, 2019, the parties filed their final pleadings. On February 20, 2020, the final award was notified denying the claims filed by Loadmaster and requesting Loadmaster to pay approximately U.S. $80,000 to Pemex Exploration and Production.

•

On February 6, 2019, the Sala Regional del Golfo Norte (North Gulf Regional Court) of Federal Court of Justice for Tax and Administrative Matters summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim (752/17-18-01-7) filed by Micro Smart System of Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017, related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 8, 2019, a response to this claim was admitted and evidence was filed by the defendant (Pemex Exploration and Production), which were rejected by the plaintiff on May 24, 2019. On July 1, 2019, the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff flied its pleadings. On October 22, 2019, the complete file of this claim was sent to the Superior Court for its review. On February 13, 2020, a meeting was held in which it was informed that the plaintiff partially proved its claim and no payments shall be made by the defendant. As of the date of these financial statements, a final resolution is still pending.

•

On October 18, 2019, the Sala Regional Peninsular (Regional Peninsular Court) of the Tribunal Federal de Justicia Administrativa (Federal Justice Administrative Court) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void and seeking U.S. $137.3 for among others, expenses and related damages. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On January 7, 2020, evidence filed by the parties was admitted. On January 23, 2020, the accounting expert filed its report On March 28, 2020, a notification dated February 10, 2020 was received in which the extended claim was admitted. As of the date of these financial statements, a resolution from the court admitting this response is still pending.

•

Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Federal Justice Administrative Court. On June 25, 2019, a response was filed by the defendant (Pemex Industrial Transformation) as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the Federal Justice Administrative Court to appoint a new accounting expert since the previous appointed expert rejected his designation. As of the date of these financial statements, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 20. RELEVANT DEVELOPMENTS

A.	Decline in international crude oil prices

On March 6, 2020, the Organization of the Petroleum Exporting Countries (“OPEC”), led by Saudi Arabia, Russia and other group of petroleum producers, did not come to an agreement to reduce crude oil production in order to support crude oil prices, which resulted in a significant drop in global crude oil prices.

On March 11, 2020, the World Health Organization declared the Covid-19 outbreak a pandemic. Governments across the world have instituted measures to address the pandemic, including mandatory quarantines, social distancing guidelines, travel restrictions and declaration of health emergencies. The effects of the Covid-19 virus have led to a worldwide economic slowdown, and as a result there has been a decrease in global demand for crude oil and derivatives.

In order to address the drop in crude oil prices that began in March 2020, on April 12, 2020, OPEC and other non-OPEC oil exporting countries, including, among others, Mexico and Russia, reached an agreement to reduce world crude oil supply. Pursuant to this agreement, these countries, which are known as OPEC+, agreed to reduce their overall crude oil production by 9.7 million barrels per day from May 1, 2020 through June 30, 2020, by 7.7 million barrels per day from July 1, 2020 through December 31, 2020 and by 5.8 million barrels per day from January 1, 2021 through April 30, 2022. In particular, Mexico has agreed to, and has begun to reduce its crude oil production by 100,000 barrels per day for a period of two months beginning on May 1, 2020.

PEMEX prepared its budget for 2020 based on a Mexican crude oil basket price of U.S. $49.00 per barrel and contracted financial derivative instruments to hedge PEMEX’s risk exposure to declines in the price of Mexican crude oil price, when it falls below the average price of U.S. $49.00, up to a floor of U.S. $44.00 per barrel.

PEMEX has been affected by these developments and in order to address these adverse effects on its budget results to comply with its budget financial goal established in the approved budget, PEMEX is taking actions to offset the expected decrease in revenue for the year (see Notes 18 and 21).

During the first six months of 2020, the weighted average Mexican crude oil price was U.S. $23.84 per barrel, a decrease of U.S. $31.79 per barrel as compared to the 2019 weighted average Mexican crude oil export price. As of September 8, 2020, the weighted average Mexican crude oil export price was U.S. $35.50 per barrel. While prices have begun to stabilize, they remain significantly lower than 2014 levels. Any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition.

B.	Tax Benefit Decree for PEMEX

On April 21, 2020, the Mexican Government granted through a President’s decree a tax benefit for PEMEX equal to Ps. 65,000,000 for 2020, consistent on a fiscal credit applicable to the DUC up to such amount. As of June 30, 2020, PEMEX recognized a DUC reduction of Ps. 32,500,000 as a result of the application of the tax benefit, which is in addition to the DUC rate reduction benefit from 65.0% in 2019 to 58.0% in 2020.

C.	Decrease in the demand of refined products

As a result of the Covid-19 pandemic, on March 24, 2020 the Mexican Government, through the Secretaría de Salud (Mexican Ministry of Health), implemented actions to protect against Covid-19. Some of these actions consist of, among others, issuing directives to avoid places of work, crowded areas, public places or unnecessary social activities during this time. These preventative measures have caused a decrease in demand of certain goods and services, including petroleum products. As of the date of issuance of these financial statements, PEMEX cannot predict what effect these measures will have on PEMEX’s operations or financial position.

As a result of the worldwide economic slowdown and, in particular, the decrease in fuel demand, PEMEX had a 42.1% decrease in its domestic sales of petroleum products in the six-months period ended June 30, 2020 as compared to the same period of 2019.

D.	Decrease in inventory

Reduction in hydrocarbon prices has had a 34% decrease in the value of PEMEX´s inventories as of June 30, 2020, as compared to book value as of December 31, 2019.

E.	Impairment of assets

PEMEX did not have a negative impact in long-lived assets as of June 30, 2020 due to decreases in prices, since the increase in exchange rates resulted in higher revenues. However, PEMEX estimates that factors described above may impact impairment and/or reversal of long-lived assets during and at year end 2020, upon the behavior of the markets and the several economic and financial variables. A long period of low crude oil prices may greatly impact PEMEX´s impairment of long-lived assets, depending on changes in the remaining assumptions and economic and financial conditions.

F.	Ratings agencies’ downgrade of PEMEX’s credit rating

On April 1, 2020, HR Ratings affirmed PEMEX’s local credit rating at HR AAA with a stable outlook and downgraded PEMEX’s global credit ratings to HR BBB+(G) with a negative outlook. This ratings action followed a similar ratings action taken by S&P in relation to the United Mexican States.

On April 3, 2020, Fitch Ratings downgraded PEMEX’s ratings of its bonds from BB+ to BB with a negative outlook amid fears that PEMEX’s stand-alone credit profile may deteriorate further due to low oil prices. The downgrade reflects PEMEX’s limited flexibility to navigate the downturn in the oil and gas industry, given PEMEX’s elevated tax burden, high leverage, rising per barrel lifting costs and high investment needs to maintain production and replenish reserves.

On April 17, 2020, Fitch Ratings further downgraded PEMEX’s international foreign and local currency long-term ratings from BB to BB- as a consequence of the downgrades of the Mexican Government ratings. Fitch Ratings also revised the outlook from negative to stable. The downgrade of PEMEX’s credit rating reflects the direct link to the credit rating of the sovereign United Mexican States, in accordance with Fitch Rating´s methodology.

On April 17, 2020, Moody´s downgraded PEMEX’s credit ratings from Baa3 to Ba2, maintaining a negative credit outlook, citing PEMEX’s higher liquidity and business risk. This ratings action followed a similar ratings action taken by Moody’s in relation to the United Mexican States.

According to Fitch and Moody’s credit rating scales, the BB- and Ba2 ratings, respectively, are considered non-investment grade. Therefore, PEMEX’s debt instruments are considered speculative, pursuant to these credit rating scales.

On April 21, 2020, Moody´s downgraded PEMEX’s senior unsecured credit ratings of its outstanding notes, as well as credit ratings based on Petróleos Mexicanos’ guarantee to A2.mx/Ba2 from Aa3.mx/Baa3. Moody’s also downgraded Petróleos Mexicanos’ short-term local scale rating to MX-2 from MX-1. This rating action followed a similar ratings action taken by Moody’s Investors Services of withdrawing Petróleos Mexicanos investor rating from Baa3 and assigning it a corporate family rating of Ba2 and maintaining negative credit outlook.

The rapid and growing spread of the Covid-19 virus, combined with the impairment of world economic outlook, the drop in crude oil prices and the decrease in asset prices is creating a severe and extensive credit crisis in several sectors, regions and markets. The effect on credit is without any precedent. The oil and gas sector has been one of the most affected sectors, due to its sensitivity to demand and consumers´ confidence.

These downgrades in PEMEX’s ratings could hinder or make PEMEX’s access to financial markets more difficult.

NOTE 21. SUBSEQUENT EVENTS

During the period from July 1 to September 8, 2020, the following subsequent events have occurred.

A.	Recent financing activities

On August 24, 2020, Petróleos Mexicanos entered into a U.S. $150,000 term loan due August 2022, which bears interest at a floating rate linked to LIBOR plus 425 basis points.

As of June 30, 2020, the outstanding amount in PMI HHS’ revolving credit lines was U.S. $451,000. Between July 1 to September 8, 2020, PMI HHS obtained U.S. $7,483,000 and repaid U.S. $7,246,000 in financing from its revolving credit lines. As of September 8, 2020, the outstanding amount under these revolving credit lines was U.S. $688,000.

As of September 8, 2020, Petróleos Mexicanos had U.S. $7,450,000 and Ps. 37,000,000 in available revolving credit lines in order to ensure liquidity, with U.S. $1,950,000 and Ps. 5,000,000 remaining available.

B.	Reduction of 2020 Budget

On July 14, 2020, the Board of Directors of Petróleos Mexicanos authorized the amendment to the 2020 budget for Petróleos Mexicanos and its Subsidiary Productive Entities, which considers a decrease in income of Ps. 4,471,000 that is offset by a net decrease in expenses by Ps. 20,980,000, consisting of (i) a decrease in investment expenditure by Ps. 27,979,000 and (ii) an increase in operating expense of Ps. 6,999,000 and an increase in the financial cost of Ps. 16,510,000, so that PEMEX’s budget balance sheet target for the 2020 financial year has not changed.

C.	Decrease in the price of refined products

As a result of the economic slowdown and the consumption of refiners (gasolines, turbosins, diesel and others), a 41.6% decrease in sales is estimated during the period from July 1 to August 31, 2020 compared to the same period of 2019.

D.	Exchange rates and crude oil prices

As of September 8, 2020, the Mexican peso-U.S. dollar exchange rate was Ps. 21.6115 per U.S. dollar, which represents a 5.9% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2020, which was Ps. 22.9715 per U.S. dollar. This decrease in U.S. dollar exchange rate from June 30, 2020 to September 8, 2020, has led to a decrease of Ps. 131,592,940 in PEMEX’s foreign exchange loss as of September 8, 2020.

As of September 8, 2020, the weighted average price of the crude oil exported by PEMEX was U.S. $35.50 per barrel. This represents a price increase of approximately 3.6% as compared to the average price as of June 30, 2020, which was U.S. $34.28 per barrel.

E.	Contingencies

On December 12, 2017, Pemex Exploration and Production was summoned regarding an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (SUBSEA 7) related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On July 28, 2020, a final award was issued, which was notified to Pemex Exploration and Production on July 30, 2020. Pemex Exploration and Production was ordered to make certain payments. As of the date of this report, Pemex Exploration and Production is evaluating its next steps in connection with this legal proceeding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: September 11, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19, commonly known as coronavirus, pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.